SCHEDULE 14A
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INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

HARRIS CORPORATION

(Name of Registrant as Specified In Its Charter)

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HARRIS CORPORATION
1025 West NASA Boulevard
Melbourne, Florida 32919

September 12, 2003

Dear Fellow Shareholder:

You are cordially invited to attend the 2003 Annual Meeting of Shareholders of Harris Corporation. The meeting will be held at the Phillip W. Farmer Customer Briefing Center located at 1025 West NASA Boulevard in Melbourne, Florida, on Friday, October 24, 2003, starting at 10:00 a.m., local time.

The accompanying notice of the meeting and the proxy statement describe the matters to be voted on at the meeting, which include:

• the election of three directors for a three-year term expiring in 2006; and

• the ratification of the appointment of independent auditors for fiscal year 2004.

Your Board of Directors believes that the election of its nominees for directors and the ratification of the appointment of independent auditors are in the best interests of Harris and its shareholders and, accordingly, recommends a vote FOR the election of the nominees for directors and FOR the ratification of Ernst & Young LLP as Harris' independent auditors for fiscal year 2004. These matters are discussed in greater detail in the accompanying proxy statement.

Following the voting, I will report on our operations and future plans. There will also be an open discussion period during which your questions and comments will be welcome.

The attendance of shareholders at our annual meetings has been helpful in maintaining communication and understanding. We hope you will be able to join us. Whether or not you plan to attend it is important that your shares be represented and voted at the meeting. You can ensure that your shares are represented at the meeting by voting via telephone or the Internet or by promptly completing, signing, dating and returning your proxy card in the enclosed envelope. Instructions for these convenient ways to vote are set forth on the enclosed voting instruction card.

Cordially,

Howard L. Lance
Chairman, President and
Chief Executive Officer

YOUR VOTE IS IMPORTANT.
PLEASE VOTE BY TELEPHONE OR THE INTERNET
OR SIGN, DATE AND RETURN YOUR PROXY CARD.

TABLE OF CONTENTS



HARRIS CORPORATION

1025 West NASA Boulevard
Melbourne, Florida 32919

Notice of 2003
Annual Meeting of Shareholders
to be held October 24, 2003

TO THE HOLDERS OF COMMON STOCK
OF HARRIS CORPORATION:

The 2003 Annual Meeting of Shareholders of Harris Corporation will be held at Harris Corporation's Phillip W. Farmer Customer Briefing Center located at 1025 West NASA Boulevard, Melbourne, Florida, on Friday, October 24, 2003, at 10:00 a.m., local time, for the following purposes:

1. to elect three directors for a three-year term expiring in 2006;

2. to ratify the selection of Ernst & Young LLP as the Corporation's independent auditors for fiscal year 2004; and

3. to transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

Only holders of common stock of record at the close of business on August 29, 2003, will be entitled to vote at the meeting and all adjournments or postponements thereof.

Your Board of Directors urges shareholders to vote **FOR** items 1 and 2.

By Order of the Board of Directors
Richard L. Ballantyne
Corporate Secretary

Melbourne, Florida
September 12, 2003

IMPORTANT NOTICE

Your vote is important. If you do not expect to attend the Annual Meeting of Shareholders or if you plan to attend but wish to vote by proxy, please vote electronically via the Internet or by telephone or by completing, dating, signing and mailing promptly the enclosed proxy card for which a return envelope is provided.

HARRIS CORPORATION
2003 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

TABLE OF CONTENTS



Proxy Statement
Annual Meeting of Shareholders
to be held October 24, 2003

GENERAL INFORMATION ABOUT THE MEETING

Why are you receiving this
proxy statement?

We are furnishing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Harris Corporation (which we refer to as "Harris," "we," "our" or "us") for use at the 2003 Annual Meeting of Shareholders to be held on October 24, 2003, and at any adjournments or postponements thereof.

On September 12, 2003, we commenced mailing to our shareholders: (1) this proxy statement, (2) the accompanying proxy card and instructions, (3) a copy of our 2003 Annual Report to Shareholders, and (4) our Annual Report on Form 10-K for the fiscal year ended June 27, 2003.

What is a proxy?

A proxy is your legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy, the document in which you make that designation is also called a proxy.

What is a proxy statement?

This document is a proxy statement. It is a document that we are required by law to give you when we ask you to name a proxy to vote your shares.

We encourage you to read this proxy statement carefully. In addition, you may obtain information about Harris from the other documents delivered with this proxy statement.

What is the purpose of the meeting?

The purpose of the 2003 Annual Meeting of Shareholders is to obtain shareholder action on the matters outlined in the notice of meeting included with this proxy statement. These matters include the election of three directors and the ratification of the selection by our Audit Committee of Ernst & Young LLP as our independent auditors for fiscal year 2004. This proxy statement provides you with detailed information about each of these matters.

What is a record date and
what does it mean?

The record date for the shareholders entitled to vote at the 2003 Annual Meeting is August 29, 2003. The record date is established by the Board as required by Delaware law. Owners of record at the close of business on the record date are entitled to receive notice of the Annual Meeting and to vote at the Annual Meeting and at any adjournments or postponements thereof.

How many shares can be voted and
what is a quorum?

You are entitled to one vote for each share of Harris common stock that you own as of the close of business on August 29, 2003.

Only our common stock has voting rights. On the record date, there were 66,467,804 shares outstanding and approximately 8,423 holders of record.

A quorum is the minimum number of shares that must be present in person or by proxy in order for us to conduct the Annual Meeting.

The attendance by proxy or in person of holders of a majority of the shares of common stock entitled to vote at the Annual Meeting will constitute a quorum to hold the Annual Meeting.

1

What different methods can you
use to vote?

You have a choice of voting:
• By telephone;
• By Internet;
• By mail; or
• In person at the Annual Meeting.

The telephone and Internet procedures use a control number to verify your identity and to allow you to vote your shares. The procedures also enable you to confirm that your instructions have been properly recorded or followed.

Even if you plan to attend the Annual Meeting, you may vote by telephone, Internet or mail.

Please carefully read the instructions below on how to vote your shares. Because the instructions vary depending on how you hold your shares and the method you decide to use to vote, it is important that you follow the instructions that apply to your particular situation.

If you vote by Internet or telephone, you should not return your proxy card.

What is the difference between
a record owner and an owner
holding shares in "street name"?

If your shares are registered in your name, you are a record holder. If your shares are registered in the name of your broker or bank or other nominee, your shares are held in "street name."

How do you vote if your shares are
held in your name?

Voting by telephone

Voting by telephone is simple and fast. Call the toll-free telephone number on your proxy card and voting instruction form and listen for further directions. To respond to the questions, you must have a touch-tone phone and the control number, which is located in the box on the bottom right side of your proxy card and voting instruction form. When prompted, you must enter your control number. This vote will be counted immediately, and there is no need to send in your proxy card.

Voting on the Internet

Voting on the Internet is also easy and fast. Read your proxy card and voting instruction form and follow the directions. You will need to have and enter your control number. This vote will be counted immediately, and there is no need to send in your proxy card.

Voting by mail

If you are a shareholder of record, you can save Harris expense by voting by telephone or on the Internet. Alternatively, you can vote by mail by completing, signing, dating and mailing the enclosed proxy card in the postage-paid envelope provided.

Voting in person at the meeting

If you plan to attend the Annual Meeting, you can vote in person. To vote in person at the Annual Meeting, you will need to bring proper identification and evidence of your share ownership with you to the Annual Meeting.

Revoking your proxy

As long as your shares are registered in your name, you may revoke your proxy at any time before it is exercised. There are several ways you can do this:

• By filing a written notice of revocation with our Corporate Secretary;

• By duly signing and delivering a proxy that bears a later date;

• By subsequently voting by telephone or on the Internet as described above; or

• By attending the Annual Meeting and voting in person.

How do you vote if your shares are
held in "street name"?

Voting by mail, telephone or on the Internet

If your shares are held in the name of your broker or nominee, you should vote your shares using the method directed by that broker or other nominee. A large number of banks and brokerage firms are participating in online voting programs. These programs provide eligible "street" name shareholders the opportunity to vote via the Internet or by telephone. Voting forms will provide instructions for shareholders whose banks or brokerage firms are participating in such programs.

Voting in person at the meeting

If you plan to attend the Annual Meeting and to vote in person, you should contact your broker or nominee to obtain a broker's proxy and bring it, together with proper identification and your account statement or other evidence of your share ownership, with you to the Annual Meeting.

Revoking your proxy

If your shares are held in street name, you must contact your broker or nominee to revoke your proxy.


**What are your voting choices and
what is the required vote?**


By giving us your proxy, you authorize Harris' management to vote your shares at the 2003 Annual Meeting or at any adjournments or postponements thereof in the manner you indicate.

Proposal 1: Election of Directors

With respect to the election of nominees for director, you may:

• Vote "for" the election of all three of the nominees for director named in this proxy statement;

• "Withhold" authority to vote for all three of the nominees; or

• "Withhold" authority to vote for one or more of the nominees and vote "for" the remaining nominee or nominees.

The three nominees receiving the greatest number of votes will be elected to serve as directors. Non-voted shares and shares whose votes are withheld will not affect the outcome of the election for directors.

Proposal 2: Ratification of Auditors

With respect to the proposal to ratify the appointment by our Audit Committee of Ernst & Young LLP as our independent auditors for fiscal year 2004, you may:

• Vote "for" ratification;

• Vote "against" ratification; or

• "Abstain" from voting on the proposal.

The affirmative vote of a majority of the shares represented at the Annual Meeting and entitled to vote on this proposal will be required to ratify the appointment of independent auditors. Abstaining from voting on this matter will have the effect of a vote against ratification of the independent auditors.


**How do you vote shares held in
the Harris 401(k) Retirement Plan?**


If you are a participant in Harris' 401(k) Retirement Plan, the proxy and instruction card sent to you also will serve as the non-binding voting instruction card to the trustee of the plan for all shares of our common stock you own through the plan.


How do you vote shares held in the Harris Dividend Reinvestment Plan?


If you are a participant in the Harris Dividend Reinvestment Plan ("DRIP") administered by Mellon Bank, N.A., your proxy includes the Harris common stock held in your DRIP account. Mellon Bank, N.A., as the DRIP administrator, is the stockholder of record of that plan and will not vote those shares unless you provide it with instructions, which you may do over the Internet, by telephone or by mail using your proxy card.


**What happens if you return an
unmarked proxy card?**


If you return your proxy card with no votes marked, your shares will be voted as follows:

• **FOR** the election of all three of the nominees for director named in this proxy statement; and

• **FOR** the ratification of the appointment by our Audit Committee of Ernst & Young LLP as our independent auditors for fiscal year 2004.

How are broker non-votes counted?

It is possible for a proxy to indicate that some of the shares represented are not being voted with respect to certain proposals. This occurs, for example, when a broker is not permitted by New York Stock Exchange rules to vote on a matter without instructions from the beneficial owner of the shares. In these cases, non-voted shares will not be considered present and entitled to vote with respect to that matter, although they may be considered present and entitled to vote for other purposes and will be counted in determining the presence of a quorum. Accordingly, if a quorum is present at the meeting, non-voted shares concerning a particular proposal will not affect the outcome of that proposal. The election of directors and the ratification of independent auditors are considered "routine" matters for which brokers may vote without specific instructions.

**What does it mean if you receive more
than one proxy card?**

If you receive more than one proxy card, it means you have multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Mellon Investors Services LLC, which may be reached by telephone at 1-888-261-6777 or by Internet at *www.melloninvestor.com.*

Who pays for the solicitation of proxies?

We actively solicit proxy participation. We will bear the cost of soliciting proxies, including the preparation, assembly, printing and mailing. In addition to this notice by mail, we request and encourage brokers, custodians, nominees and others to supply proxy materials to shareholders, and we will reimburse them for their expenses. Our officers and employees may, by letter, telephone, electronic mail or in person, make additional requests for the return of proxies, although we do not reimburse our own employees for soliciting proxies. We have also hired Georgeson Shareholder Communications Inc. for a fee of $7,500 plus out-of-pocket expenses to help solicit proxies.

**Webcast of the
Annual Meeting of Shareholders**

Our Annual Meeting will be webcast live on October 24, 2003. You may visit the Investor Relations page on our web site which is *www.harris.com* to access the webcast of the meeting. An archived copy of the webcast also will be available on our web site through November 24, 2003.

**Where can you find the voting results
of the Annual Meeting?**

We intend to announce the preliminary voting results at the Annual Meeting and to publish final results in our quarterly report on Form 10-Q for the second quarter of fiscal 2004, which we will file with the SEC and make available on our web site *www.harris.com.*

CORPORATE GOVERNANCE

PROPOSAL 1: ELECTION OF DIRECTORS — TERM EXPIRING IN 2006

Our business, property and affairs are managed under the direction of our Board of Directors. Members of the Board are kept informed of our business through discussions with the chairman and officers, by reviewing materials provided to them or requested by them, by visiting our offices and plants and by participating in meetings of the Board and its committees.

Our Restated Certificate of Incorporation provides that our Board of Directors shall consist of not fewer than eight or more than thirteen directors, the exact number to be determined from time to time by the Board of Directors. The authorized number of directors is presently fixed at ten. Our Restated Certificate of Incorporation also classifies our Board of Directors into three classes of approximately equal size with three-year terms of office ending in different years.

This year, the terms of Ralph D. DeNunzio, Joseph L. Dionne, David B. Rickard and Gregory T. Swienton expire at the Annual Meeting. Based upon the recommendation of the Corporate Governance Committee, Joseph L. Dionne, David B. Rickard and Gregory T. Swienton each have been nominated by the Board for a new three-year term expiring at the Annual Meeting of Shareholders in 2006. In accordance with our policy on mandatory retirement of directors upon reaching age 72, Ralph D. DeNunzio is not standing for re-election and the Board has reduced the number of directors from ten to nine members effective as of the end of his term, which is immediately prior to the 2003 Annual Meeting. The terms of the continuing directors will expire at subsequent Annual Meetings of Shareholders. In accordance with our Restated Certificate of Incorporation, a director holds office until the Annual Meeting of Shareholders for the year in which that director's term expires, and until that director's successor is elected and qualified, subject, however, to his or her prior death, resignation, retirement, disqualification or removal from office. Vacancies may be filled by the remaining directors.

From time to time, the Board considers potential director candidates, and as an appropriate candidate is identified, the Board will consider increasing the authorized number of directors.

Proxies will be voted in favor of electing Messrs. Dionne, Rickard and Swienton to serve for the three-year term expiring in 2006, unless otherwise specified in the proxy card or Internet or telephone voting instructions. Each of the nominees has consented to stand for election. If any nominee becomes unavailable for election, proxies voting for that nominee may be voted for a substitute nominee selected by the Board.

None of the directors, including each of the nominees, is related to any other nominee or director, or to any executive officer of Harris or its subsidiaries, by blood, marriage or adoption.

Biographical summaries of the nominees and of the continuing directors appear on subsequent pages, and data with respect to the number of shares of our common stock beneficially owned by them as of July 11, 2003, is set forth in the table on page 16.

NOMINEES FOR ELECTION — TERM EXPIRING IN 2006



Joseph L. Dionne, 70, is a retired chairman of the board and chief executive officer of The McGraw-Hill Companies, Inc., a publishing and information company. He joined McGraw-Hill as vice president of its book company in 1967, and after a series of management positions was elected president and chief operating officer in 1981, president and chief executive officer in 1983, and chairman of the board and chief executive officer in 1988. He retired as chief executive officer of McGraw-Hill in April 1998 and as chairman in December 1999.

Mr. Dionne was elected to our Board of Directors in 1989 and is the chairperson of the Management Development and Compensation Committee and a member of the Business Conduct Committee, the Corporate Governance Committee, and the Executive and Finance Committee.

Mr. Dionne is also a director of AXA Financial Inc., The Equitable Life Assurance Society of the United States and Ryder System, Inc.



David B. Rickard, 56, is executive vice president, chief financial officer and chief administrative officer of CVS Corporation and CVS Pharmacy, Inc., a retail drugstore chain. He has held this position since joining CVS in September 1999. Prior to joining CVS, he was senior vice president and chief financial officer of RJR Nabisco Holdings Corporation from March 1997 to August 1999. Previously, he was executive vice president of International Distillers and Vintners Americas.

He is a graduate of Cornell University and the Harvard Business School.

Mr. Rickard was elected to our Board of Directors in October 2001 and is a member of the Audit Committee, the Business Conduct Committee, and the Executive and Finance Committee.



Gregory T. Swienton, 53, is chairman, president and chief executive officer of Ryder System, Inc., a logistics and transportation services company. He joined Ryder in June 1999 as president and chief operating officer, and was named chief executive officer in November 2000, and chairman in May 2002. Prior to joining Ryder, he was senior vice president-growth initiatives of Burlington Northern Santa Fe Corporation ("BNSF"). He held senior positions with BNSF and the former Burlington Northern Railroad from 1994 to 1999, and various executive and management positions with DHL Worldwide Express from 1982 to 1994.

Mr. Swienton was elected to our Board of Directors in February 2000 and is chairperson of the Investment Committee for the Harris Corporation Retirement Plans and a member of the Audit Committee, the Business Conduct Committee, and the Management Development and Compensation Committee.

In addition to being on the Ryder board, he is also on the Board of Trustees of St. Thomas University in Miami, Florida.


Recommendation Regarding Proposal 1


Our Board of Directors recommends that you vote FOR each of the nominees.

RETIRING DIRECTOR — TERM EXPIRING IN 2003 NOT STANDING FOR RE-ELECTION

This year the term of Ralph D. DeNunzio expires immediately prior to the Annual Meeting of Shareholders. Mr. DeNunzio will turn 72 in November. Therefore, in accordance with our policy on mandatory retirement of directors at age 72, he is not standing for re-election. Mr. DeNunzio's biographical information follows.



Ralph D. DeNunzio, 71, is former chairman of the board and chief executive officer of the investment banking firm of Kidder, Peabody & Co. Incorporated. Following his retirement from Kidder, Peabody in 1987, he became president of Harbor Point Associates, Inc., a private investment and consulting firm in New York City. Mr. DeNunzio served as chairman of the Board of Governors of the New York Stock Exchange from 1971 to 1972 and as vice chairman from 1969 to 1971. He also served as chairman of the Securities Industry Association for the year 1981.

Mr. DeNunzio was elected to our Board of Directors in 1973 and is the chairperson of the Audit Committee and a member of the Business Conduct Committee, the Executive and Finance Committee, and the Investment Committee for the Harris Corporation Retirement Plans.

Mr. DeNunzio is also a director of FedEx Corporation and NIKE, Inc.

CURRENT DIRECTORS NOT UP FOR ELECTION

Biographical summaries of our current directors whose terms continue to run until the 2004 or 2005 Annual Meeting of Shareholders appear below.

Term Expiring in 2004



Howard L. Lance, 47, is our chairman of the board, president and chief executive officer. Mr. Lance joined Harris in January 2003 as president and chief executive officer and was appointed chairman in June 2003. Mr. Lance was president of NCR Corporation, an information technology services provider, and chief operating officer of its Retail and Financial Group from July 2001 until October 2002. Prior to that, he spent 17 years with Emerson Electric Company, an electronic products and systems company, where he held increasingly senior management positions with different divisions of the company. In 1999, Mr. Lance was named executive vice president for Emerson's Electronics and Telecommunications businesses. Earlier, Mr. Lance held sales and marketing positions with the Scott-Fetzer Company and Caterpillar, Inc. where he began his career in an engineering co-op program.

Mr. Lance was elected to the Harris Board of Directors in January 2003. He is chairperson of the Executive and Finance Committee and a member of the Investment Committee for the Harris Corporation Retirement Plans.

Mr. Lance serves as a member of the Board of Governors of the Aerospace Industries Association, a member of the Florida Council of 100 and a member of the Board of Trustees of the Manufacturers Alliance.

Mr. Lance has a master's degree in management from the Krannert Graduate School of Management at Purdue University, and a bachelor's degree in industrial engineering from Bradley University.



Thomas A. Dattilo, 52, is chairman, president and chief executive officer of Cooper Tire & Rubber Company, a manufacturer of tires and automotive products. He joined Cooper in January 1999 as president and chief operating officer and became chairman and chief executive officer in April 2000. Prior to joining Cooper, he held senior positions with Dana Corporation. His most recent position was president of Dana's sealing products group.

Mr. Dattilo was elected to our Board of Directors in August 2001 and is a member of the Audit Committee, the Business Conduct Committee, and the Investment Committee for the Harris Corporation Retirement Plans.

In addition to being on the Cooper Tire & Rubber Company board, he is also chairman of the Rubber Manufacturers Association and a member of the Executive Committee of the Board of Trustees of the Manufacturers Alliance.



Dr. James C. Stoffel, 57, is senior vice president, chief technical officer, and director of research and development of Eastman Kodak Company, a film and digital imaging company. He has held this position since 2000. He joined Kodak in 1997 as vice president, director Electronic Imaging Products research and development and became director of research and engineering in 1998. Prior to joining Kodak, he was with Xerox Corporation where he began his career in 1972. His most recent position was vice president, corporate research and technology.

Dr. Stoffel was elected to our Board of Directors in August 2003 and is a member of the Business Conduct Committee and the Management Development and Compensation Committee.

Dr. Stoffel is also a director of NexPress Solutions LLC and is trustee of the George Eastman House museum. He serves on the Advisory

Board for Research and Graduate Studies at the University

of Notre Dame and on the Executive Committee and Board of the Information Technologies Industries Association.

Term Expiring in 2005



Lewis Hay III, 47, is chairman, president and chief executive officer of FPL Group, Inc., a public utility holding company, and is chairman and chief executive officer of Florida Power and Light Company. He joined FPL Group in 1999 as vice president, finance and chief financial officer. From March 2000 until December 2001 he served as president of FPL Group's non-utility power-generation subsidiary, FPL Energy, LLC. He was named president and chief executive officer of FPL Group in June 2001, and he was named chairman in January 2002. From May 1999 to July 1999 he was president of LSME Acquisition Co., LLC, a specific purpose acquisition company. Prior to that he was executive vice president and chief financial officer of U.S. Foodservice, Inc., a food service distributor.

Previously, he was a partner with Strategic Planning Associates (now Mercer Management Consulting) where, among other things, he led the firm's U.S. telecommunications practice.

Mr. Hay was elected to our Board of Directors in February 2002 and is a member of the Audit Committee, the Business Conduct Committee, and the Corporate Governance Committee.



Karen Katen, 54, is executive vice president, Pfizer Inc. and president of Pfizer Global Pharmaceuticals. Ms. Katen joined Pfizer in 1974, following receipt of BA and MBA degrees from the University of Chicago.

Ms. Katen was elected to our Board of Directors in 1994 and is chairperson of the Business Conduct Committee, and a member of the Corporate Governance Committee and the Management Development and Compensation Committee.

Ms. Katen is also a director of General Motors Corporation and is a member of the International Council of J.P. Morgan Chase & Co. She is a member of the Council for the United States and Italy, and an appointee to the 2003 U.S.-Japan Private Sector/Government Commission and the National Infrastructure Advisory Committee. Ms. Katen is a member of the Pharmaceutical Research and Manufacturers Association of America and the European Federation of Pharmaceutical Industry Associations. She is a member of the National Alliance for Hispanic Health, Catalyst and RAND. Ms. Katen is also on the national board of trustees for the American Cancer Society Research Foundation, is trustee for the University of Chicago and is also a council member of the Graduate School of Business at the University of Chicago.



Stephen P. Kaufman, 61, is retired president and chief executive officer of Arrow Electronics, Inc., a distributor of semiconductors, peripherals and components. He became president and chief operating officer of Arrow in 1985, chief executive officer in 1986, and chairman in 1994. He retired as chief executive officer in June 2000 and reassumed that position in June 2002 on an interim basis until September 2002. In January 2001 Mr. Kaufman was appointed a senior lecturer at the Harvard Business School. Prior to joining Arrow, he served in executive capacities with Midland-Ross Corporation.

Mr. Kaufman was elected to our Board of Directors in December 1999 and is chairperson of the Corporate Governance Committee, and a member of the Business Conduct Committee, the Executive and Finance Committee, and the Management Development and Compensation Committee.

Mr. Kaufman is also a director of KLA-Tencor Corporation and Primary PDC, Inc. (the residual entity of Polaroid's bankruptcy remaining after the sale of assets, and awaiting dissolution orders from the bankruptcy court).

THE BOARD'S COMMITTEES AND THEIR FUNCTIONS

Meetings and Attendance

In fiscal 2003, our Board of Directors held six regular meetings and two special meetings, and the standing committees of our Board met a total of 20 times. Each director attended at least 75% of the meetings of the Board and of those committees of which he or she was a member except for Karen Katen, who attended one meeting less than 75% of the meetings of the Board and of those committees of which she is a member. All of the directors attended an average of 94% of such meetings of the Board and committees on which they serve.

Committees

Currently our Board has six standing committees to assist in the discharge of its responsibilities. The principal functions of each committee are described below. Following the 2003 Annual Meeting, the Investment Committee for the Harris Corporation Retirement Plans will be discontinued and its functions and responsibilities will be allocated between the Executive and Finance Committee and the Management Development and Compensation Committee.

Audit Committee

The Audit Committee meets at least seven times a year, including periodically with our independent auditors, management representatives and our internal auditors, as appropriate.

The Audit Committee represents and assists the Board in fulfilling its responsibilities to oversee, among other things:

• The integrity of our financial statements;

• Our compliance with legal and regulatory requirements;

• The independent auditors' qualifications and independence; and

• The performance of the independent auditors and our internal audit function.

The purposes and responsibilities of the Audit Committee also include the following:

• Preparing the report required to be prepared by the Audit Committee pursuant to the rules of the SEC for inclusion in our annual proxy statement;

• Directly appointing, retaining, compensating, evaluating and terminating the independent auditors, including sole authority to approve all audit engagement fees and terms;

• Pre-approving, or adopting appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors and to consider whether the independent auditors' provision of non-audit services is compatible with maintaining the auditors' independence;

• Receiving and reviewing a report describing the independent auditors' internal quality-control procedures and any material issues raised by the most recent internal quality-control review or peer review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

• Obtaining from the independent auditors in connection with any audit a timely report describing all "critical accounting policies" and practices used, all alternative treatments of financial information within GAAP that have been discussed with management, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management;

• Discussing with management the timing and process for implementing the rotation of the lead audit partner, the concurring/independent partner and any other active audit engagement team partner;

• Reviewing the appointment and replacement of the director of our internal auditing department and the scope of the internal audit program;

• Reviewing and discussing with the independent auditors and management the scope of the annual audit and the audited financial statements and quarterly financial statements, including disclosures under "Management's Discussion and Analysis of

9

Financial Condition and Results of Operations" in our periodic reports that we file with the SEC, as well as any significant matters arising from any audit or other report;

• Reviewing and discussing with the independent auditors and management any major issues regarding accounting principles and financial statement presentations, including any significant changes in the selection or application of accounting principles, and major issues concerning the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies, and the effect of regulatory and accounting initiatives as well as off-balance sheet structures on our financial statements;

• Reviewing and discussing with the independent auditors and management significant risks and exposures, if any, and the steps to monitor and minimize such risks;

• Reviewing and discussing our earnings press releases and the types of financial information and guidance provided, and the types of presentations made, to analysts and rating agencies;

• Establishing procedures for the receipt, retention and treatment of complaints received by us from employees on accounting, internal accounting controls or auditing matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

• Establishing clear hiring policies for employees or former employees of the independent auditors;

• Obtaining the advice and assistance, as appropriate, of independent counsel, accountants and other advisors as necessary to fulfill its responsibilities;

• Reviewing and discussing with the independent auditors and management quarterly and year-end operating results, reviewing interim financial statements prior to their inclusion in Form 10-Q filings, and recommending to the Board of Directors the inclusion of the financial statements in our Annual Report on Form 10-K; and

• Preparing and reviewing with the Board an annual evaluation of the Audit Committee.

A more detailed discussion of the Audit Committee's duties and responsibilities is contained in the Audit Committee Charter, which was adopted by our Board of Directors. A copy of this Charter is attached as Exhibit A to this proxy statement.

From time to time the Committee also undertakes special projects. These projects have included reviewing our various insurance coverages, our environmental policies and our various legal issues and major litigation.

Our Board of Directors has determined that each of the members of the Audit Committee is "independent" as defined by the rules of the New York Stock Exchange and the Sarbanes-Oxley Act of 2002.

Our Board has also determined that each of the members of the Audit Committee satisfies the "financial literacy" requirements of the New York Stock Exchange and that David B. Rickard satisfies the "audit committee financial expert" criteria as that term is defined by regulation of the SEC and the "financial expert" criteria currently proposed by the New York Stock Exchange and that he is independent of management of Harris.

The Committee held seven meetings during the past fiscal year.

Management Development and
Compensation Committee

The functions of the Management Development and Compensation Committee include the following:

• Reviewing and evaluating plans for the compensation, development, succession, training and utilization of our management resources and recommending to the Board of Directors for its approval individuals for election as corporate officers;

• Reviewing and recommending adoption or termination of retirement and pension plans;

• Reviewing our compensation philosophy and establishing the compensation, perquisites and other benefits of our officers

10

and management, other than the chief executive officer and president, whose compensation is recommended by the Committee and approved by all our outside directors;

• Reviewing and recommending the use and the terms of severance agreements in the event of a change of control and any special arrangements in the event of termination, death or retirement of corporate officers (other than the chief executive officer and president);

• Administering our stock incentive and stock-based compensation plans; and

• Preparing the report required to be prepared by the Management Development and Compensation Committee pursuant to the rules of the SEC for inclusion in our annual proxy statement.

The Management Development and Compensation Committee is comprised solely of non-employee, independent members of the Board of Directors. The Committee held two meetings during the past fiscal year.

Corporate Governance Committee

The Corporate Governance Committee performs the following primary functions:

• Developing and implementing our Corporate Governance Principles;

• Considering suggestions for director nominees from all sources, including shareholders (for the procedures to be followed by shareholders for nominating directors, see the discussion below under "Shareholder Proposals for the 2004 Annual Meeting");

• Identifying, evaluating and recommending director nominees to the Board to fill vacancies and to be elected at an annual meeting of the shareholders;

• Recommending director compensation and benefit plans to the Board;

• Recommending committees of the Board and committee assignments, as well as tenure and other policies of the Board;

• Reviewing the functions of committees of the Board of Directors and recommending changes as deemed appropriate;

• Setting meeting schedules for the Board of Directors and recommending meeting schedules for the committees; and

• Facilitating the Board's evaluation of the Board's effectiveness.

The Corporate Governance Committee is comprised solely of non-employee, independent members of the Board of Directors. The Committee held three meetings during the past fiscal year.

Executive and Finance Committee

The Executive and Finance Committee is authorized to evaluate and review our financial position, capital structure, significant capital asset transactions, major acquisitions and divestitures and, during the intervals between meetings of the Board of Directors, to the extent permitted by law, to exercise all powers of the Board (except for certain reserved matters) in the management of our business. The Committee also reviews our dividend policies and makes recommendations to the Board for changes in such policies.

The Committee held two meetings during the past fiscal year.

Investment Committee for the
Harris Corporation Retirement Plans

The Investment Committee for the Harris Corporation Retirement Plans assists the Board by overseeing the financial administration of our various major retirement and pension plans, including the selection and review of the investment funds and their performance and the independent investment advisors for the plans.

The Committee held four meetings during the past fiscal year. Following the 2003 Annual Meeting, the Investment Committee for the Harris Corporation Retirement Plans will be discontinued and its functions and responsibilities will be allocated between the Executive and Finance Committee and the Management Development and Compensation Committee.

Business Conduct Committee

The Business Conduct Committee reviews and oversees our continuing program relating to standards and controls within Harris for compliance with our standards of business conduct, sound business practices and legal requirements in connection with our business.

The Committee held two meetings during the past fiscal year.

COMMITTEE MEMBERSHIP

The current committee members for each of our six standing committees of the Board of Directors are as follows:

Audit	Business Conduct	Corporate Governance
Ralph D. DeNunzio, Chairperson*	Karen Katen, Chairperson	Stephen P. Kaufman, Chairperson
Thomas A. Dattilo	Thomas A. Dattilo	Joseph L. Dionne
Lewis Hay III	Joseph L. Dionne	Lewis Hay III
David B. Rickard**	Ralph D. DeNunzio*	Karen Katen
Gregory T. Swienton	Lewis Hay III	
	Stephen P. Kaufman	
	David B. Rickard	
	Dr. James C. Stoffel	
	Gregory T. Swienton	

Executive and Finance	Investment Committee for the Harris Corporation Retirement Plans	Management Development and Compensation
Howard L. Lance, Chairperson	Gregory T. Swienton, Chairperson	Joseph L. Dionne, Chairperson
Joseph L. Dionne	Thomas A. Dattilo	Karen Katen
Ralph D. DeNunzio*	Ralph D. DeNunzio*	Stephen P. Kaufman
Stephen P. Kaufman	Howard L. Lance	Dr. James C. Stoffel
David B. Rickard		Gregory T. Swienton

* In accordance with our policy on mandatory retirement of directors upon reaching age 72, Mr. DeNunzio is not standing for re-election to our Board and his term expires immediately prior to the 2003 Annual Meeting.

** Upon Mr. DeNunzio's retirement, Mr. Rickard will become Chairperson of the Audit Committee.

OTHER CORPORATE GOVERNANCE INFORMATION

Director Independence

Our Board of Directors periodically reviews the independence of the members of the Board and its committees. All of our directors (including all of the nominees presently standing for election) other than Mr. Lance, our chairman, president and chief executive officer, are non-employee directors. Our Board reviewed the commercial relationships between Harris and companies with or by which the non-employee directors are affiliated or employed. Although our Board has not adopted categorical standards of materiality, none of these relationships were deemed to be material as, in each case, the aggregate amount of purchase and/or sale of products or services, if any, was less than one percent of the annual revenues or total consolidated assets of either Harris or any such company. There are also no other material relationships, whether industrial, banking, consulting, legal, accounting, charitable or familial, which would impair the independence of any of our non-employee directors.

The Board has also determined that each of our non-employee directors satisfies the independence criteria (including the enhanced criteria with respect to members of the Audit Committee) set forth in the current and proposed listing standards and rules of the New York Stock Exchange and the SEC.

Corporate Governance Principles

Our Board of Directors has previously adopted Corporate Governance Principles which trace their history to 1960 and which have evolved and been revised over the past twenty years. Our Corporate Governance Committee is responsible for overseeing the Corporate Governance Principles and reporting and making recommendations to our Board of Directors concerning corporate governance matters. These guidelines address matters including committee membership and structure, executive sessions, director independence, board membership and criteria, retirement and orientation. Following adoption of the currently proposed New York Stock Exchange listing requirements, it is anticipated that our Board will review and appropriately modify the Corporate Governance Principles as well as the charters of each of our standing committees.

Executive Sessions of Outside Directors

The Board and its committees meet throughout the year on a set schedule and also hold special meetings and act by written consent from time to time as appropriate. Board agendas for scheduled meetings also include regularly scheduled executive sessions of non-management directors. Currently, Joseph L. Dionne acts as chairperson at these regularly scheduled executive sessions. Commencing with the date of the 2003 Annual Meeting of Shareholders, the Board of Directors has implemented a system to annually rotate the Board member who chairs these executive sessions of non-management directors among the chairperson of each of our standing committees, in alphabetical order of the committee name (Audit, Business Conduct, etc.).

Director Retirement

It is our policy that directors retire from the Board effective at the end of the month in which they reach age 72. In addition, a director is expected to automatically tender his or her resignation in the event of retirement or other significant change in status from the employment position held at the time of election to the Board, although the Board may opt to have the director continue to serve on the Board.

DIRECTOR COMPENSATION AND BENEFITS

In October 2002, the Corporate Governance Committee and the Board reviewed and revised the Board's cash compensation. Effective November 1, 2002, directors who are not employees of Harris receive the following fees for their services on the Board:

- $30,000 annual retainer fee for serving as a director;

- $5,000 annual retainer fee for each committee on which they serve as a committee chairperson;

- $1,200 attendance fee for each Board meeting; and

- $1,500 attendance fee for each committee meeting and for attendance at any other meeting devoted to our affairs.

These fees may be deferred, in whole or in part, as discussed below.

We also reimburse each non-employee director for travel and out-of-pocket expenses incurred in connection with attendance at Board and committee meetings. In addition, we provide each non-employee director with accident, death and disability insurance in the amount of up to $200,000 and business travel insurance of up to an additional $200,000 in the event that he or she is involved in an accident while traveling on business relating to our affairs.

In addition to receiving reimbursement for tax preparation and estate planning services of up to $5,000 per year, non-employee directors may participate in our gift matching program available to all employees, where we match contributions to eligible educational institutions and charitable organizations up to an annual maximum of $10,000 per director.

Employee directors are not compensated for their services as a director.

Stock Options

Under the Harris Corporation 2000 Stock Incentive Plan (the "2000 Stock Incentive Plan"), which was approved by shareholders at the 2000 Annual Meeting, each non-employee director is automatically granted an option to purchase 2,000 shares of our common stock on the date of each Annual Meeting of Shareholders. Non-employee directors also receive an automatic grant to purchase 2,000 of our shares upon joining the Board. The options granted under the 2000 Stock Incentive Plan and its predecessor plan, the Harris Corporation Stock Incentive Plan (the "1990 Stock Incentive Plan"), are non-qualified options for tax purposes, are priced at fair market value on the date of grant and become exercisable as follows:

- 50% of the option shares become exercisable on the first anniversary of the date of grant; and

- 25% of the option shares become exercisable on each of the next two succeeding anniversary dates.

Notwithstanding the above, in the event of a change in control of Harris, any non-employee director's options outstanding for more than one year at that time immediately become exercisable in full. In the case of options previously granted under the 1990 Stock Incentive Plan, a director may exercise vested options for a period of three years following the date of retirement; and a director's vested options may be exercised by his or her estate or representative for a period of twelve months following the date of death. In the case of options granted to directors under the 2000 Stock Incentive Plan, such options continue to vest and may be exercised following retirement. In addition, such options fully vest upon a director's death and are exercisable by his or her representative only within the twelve-month period following the date of death. In any event, all options granted to non-employee directors expire no more than ten years after the date of grant. Neither the Board nor any committee of the Board has any discretion with respect to options granted to non-employee directors.

Deferred Compensation

Under the 1997 Directors' Deferred Compensation and Annual Stock Unit Award Plan, on January 1 of each year each non-employee director is currently credited with 1,000 Harris stock equivalent units, which number may be changed from time to time by the Board. In addition, under this plan, each non-employee director may make an irrevocable election each year to defer all or a portion of his or her fees. Deferred amounts may be invested in investment alternatives similar to those available under our 401(k) Retirement Plan or in stock units, pursuant to which a director's account is credited with a number of units of Harris stock equivalents based upon the fair market value of our common stock on the first day of the month following the calendar month in which the fees are deferred. Once amounts are credited in Harris stock equivalents, they may not be reallocated into any other investment alternatives and are payable only following the director's resignation, retirement or death. Each stock unit is credited with dividend equivalents, which are deemed reinvested in additional Harris stock units on the dividend payment date. A director may elect to receive amounts deferred under the 1997 Directors' Plan, including amounts deferred in the form of Harris stock units, either in a lump sum cash payment on a date within five years of his or her resignation or retirement or in annual payments over a designated number of years, provided that all amounts are fully paid within ten years of resignation or retirement. Within ninety days following a change of control, each director (or former director) will receive a lump sum cash payment equal to the then remaining balance in his or her account.

Indemnification

We have entered into indemnification agreements with each of our directors and executive officers, including those executive officers named in the summary compensation table on page 22. These agreements require us to indemnify these directors and officers with respect to their activities as directors or officers of Harris, or when serving at our request as a director, officer or trustee of another corporation, trust or other enterprise, against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by them in any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative to which they are, or are threatened to be made, parties as a result of their service to us. We will indemnify each such director or officer for any one or a combination of the following, whichever is most advantageous to such director or officer:

• The benefits provided by our Restated Certificate of Incorporation and By-Laws in effect on the date of the indemnification agreement;

• The benefits provided by our Restated Certificate of Incorporation and By-Laws at the time expenses are incurred by the director or officer;

• The benefits allowable under Delaware law in effect on the date of the indemnification agreement;

• The benefits allowable under the law of the jurisdiction under which we exist at the time expenses are incurred by the director or officer;

• The benefits available under liability insurance obtained by us; and

• Such other benefits as may otherwise be available to the director or officer under our existing practices.

Under the indemnification agreements, each director or officer will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of Harris with respect to suits or proceedings arising from his or her service with us.

OUR LARGEST SHAREHOLDERS

The rules of the SEC require disclosure regarding any persons known to us to be a beneficial owner of more than five percent of our common stock. The following table sets forth as of July 11, 2003 the beneficial ownership of our common stock by each person who has reported to the SEC beneficially owning more than five percent of our common stock, based on the reports filed by these persons.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
FMR Corp.	5,137,906(1)	7.73%
82 Devonshire Street		
Boston, Massachusetts 02109		
Barclays Global Investors, NA	5,099,868(2)	7.68%
45 Fremont Street, 17th Floor		
San Francisco, California 94105		

(1) This information is based on a Schedule 13G with respect to our common stock filed by FMR Corp. with the SEC on February 13, 2003, in which FMR Corp. states that as of December 31, 2002 FMR Corp. had sole voting power over 516,838 shares, and FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson had sole dispositive power over 5,137,906 shares. FMR Corp.'s Schedule 13G indicates that certain subsidiaries and affiliates of FMR Corp. are considered beneficial owners of such shares as follows: Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., beneficially owned 4,558,868 shares (including 44,198 shares issuable upon conversion of $2 million principal amount of our 3.5% convertible debentures) as a result of its acting as investment advisor to various investment companies; Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., beneficially owned 338,410 shares as a result of its serving as investment advisor of institutional accounts; Geode Capital Management, LLC beneficially owned 238 shares; and Fidelity International Limited, which provides investment advisory and management services to non-U.S. investment companies, beneficially owned 240,930 shares.

(2) This information is based on a Schedule 13G with respect to our common stock filed by Barclays Global Investors, NA with the SEC on February 13, 2003, in which Barclays Global Investors, NA states that as of December 31, 2002 Barclays Global Investors, NA beneficially owned 4,233,328 shares, as to which it possessed sole voting and dispositive power; Barclays Global Fund Advisors beneficially owned 431,335 shares, as to which it possessed sole voting and dispositive power; and Barclays Global Investors, LTD beneficially owned 435,205 shares, as to which it possessed sole voting and dispositive power.

SHARES HELD BY OUR DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of shares and equivalent units of our common stock, as of July 11, 2003, by each director, including the nominees for election at the 2003 Annual Meeting, each current and former executive officer named in the summary compensation table below, and all our directors and executive officers as a group. Except as otherwise noted, the named individual or family members had sole voting and investment power with respect to the securities.

Name	Shares Beneficially Owned(1)	Deferred Stock Units(2)
DIRECTORS		
Thomas A. Dattilo(3)	3,500	4,674
Ralph D. DeNunzio(3)	30,540	9,252
Joseph L. Dionne(3)	22,924	8,421
Lewis Hay III(3)	1,000	3,584
Karen Katen(3)	18,520	16,210
Stephen P. Kaufman(3)	4,500	3,555
Howard L. Lance(4)*	100,054	109
David B. Rickard(3)	1,000	2,019
James C. Stoffel**	0	0
Gregory T. Swienton(3)	2,500	10,061
NAMED EXECUTIVE OFFICERS		
Richard L. Ballantyne(4)	103,737	1,580
Nick E. Heldreth(4)	126,304	1,692
Robert K. Henry(4)	133,459	1,468
Chester A. Massari(4)	73,894	1,212
Bryan R. Roub(4)(5)	261,847	4,181
Phillip W. Farmer(4)	818,276	10,496
All Directors and Executive Officers as a Group (22 persons)(6)	2,087,559	83,319

---

* Also a Named Executive Officer.

** Dr. Stoffel was appointed by our Board of Directors as a member of our Board on August 22, 2003. At that time he was automatically granted options to purchase 2,000 shares of our common stock, which do not start to vest until August 22, 2004.

(1) As of July 11, 2003, no individual director, nominee for director, or Named Executive Officer beneficially owned 1% or more of our common stock except that Mr. Farmer beneficially owned 1.21% of our common stock. As of July 11, 2003, our directors and executive officers, as a group, beneficially owned 3.08% of our common stock.

(2) For the non-employee directors, this column includes stock equivalent units credited under our 1997 Directors' Deferred Compensation and Annual Stock Unit Award Plan discussed above under "Director Compensation and Benefits." For the Named Executive Officers, this column includes amounts deferred in the form of stock equivalent units under our Supplemental Executive Retirement Plan, which are settled in cash following or under certain circumstances prior to retirement. These stock equivalent units may not be voted or transferred.

(3) The shares reported include shares underlying options granted under our 1990 Stock Incentive Plan and 2000 Stock Incentive Plan which are exercisable within 60 days of July 11, 2003, as follows: Mr. Dattilo — 2,500 shares; Mr. DeNunzio — 17,928 shares; Mr. Dionne — 17,928 shares; Mr. Hay — 1,000 shares; Ms. Katen — 13,520 shares; Mr. Kaufman — 2,500 shares; Mr. Rickard — 1,000 shares; and Mr. Swienton — 2,500 shares.

(4) The shares reported include: (i) performance or restricted shares awarded under our 1990 Stock Incentive Plan and 2000 Stock Incentive Plan for which the performance or vesting period had not expired and as to which the named individuals have sole voting power but no investment power, as follows: Mr. Lance — 100,000 restricted shares; Mr. Ballantyne — 9,000 performance shares; Mr. Heldreth — 9,000 performance shares; Mr. Henry — 15,000 performance shares and 25,000 restricted shares; Mr. Massari — 11,000 performance shares; Mr. Roub — 15,000 performance shares; and Mr. Farmer — 25,000 performance shares; and (ii) shares underlying options granted under our 1990 Stock Incentive Plan and 2000 Stock Incentive Plan which are exercisable or become exercisable within 60 days of July 11, 2003, as follows: Mr. Ballantyne — 67,911 shares; Mr. Heldreth — 88,716 shares; Mr. Henry — 91,626 shares; Mr. Massari — 54,152 shares; Mr. Roub — 188,989 shares; and Mr. Farmer — 586,110 shares.

(5) The shares reported do not include 400 shares owned by family members of Mr. Roub. Mr. Roub disclaims beneficial ownership of such shares.

(6) The shares reported as owned by all directors and executive officers, as a group, include: (i) 258,500 performance shares and restricted shares awarded to the executive officers under our 1990 Stock Incentive Plan and 2000 Stock Incentive Plan as to which the executive officers have sole voting power but no investment power; and (ii) 1,400,920 shares underlying options granted under our 1990 Stock Incentive Plan and 2000 Stock Incentive Plan which are exercisable or become exercisable within 60 days of July 11, 2003. The shares reported do not include 440 shares owned by family members, for which the directors and executive officers disclaim beneficial ownership.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and the Report should not be deemed filed or incorporated by reference into any other previous or future filings by Harris under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Harris specifically incorporates this Report by reference therein.

The Audit Committee operates pursuant to a Charter that was revised by our Board of Directors in April 2003 and that is included as Exhibit A to this proxy statement. The role of the Audit Committee is, among other things, to assist the Board of Directors in its oversight of:

• The integrity of the financial statements of Harris;

• Harris' compliance with legal and regulatory requirements;

• The independence and qualifications of Harris' independent auditors; and

• The performance of Harris' independent auditors and internal audit function.

The Board of Directors, in its business judgment, has determined that all members of the Audit Committee are "independent," and meet the independence standards established by the New York Stock Exchange and the Sarbanes-Oxley Act of 2002.

Management of Harris is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors, Ernst & Young LLP, are responsible for auditing the consolidated financial statements and expressing an opinion as to whether such financial statements are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States.

In the performance of its oversight function, the Audit Committee has:

• Considered, reviewed and discussed the audited financial statements with management and the independent auditors, including a discussion of the quality of the accounting principles, the reasonableness thereof, significant adjustments and the clarity of disclosures in the financial statements, as well as critical accounting policies;

• Discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90, *Communication with Audit Committees,* and No. 71, *Interim Financial Information,* as currently in effect;

• Received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* as currently in effect, and discussed the independence of Ernst & Young LLP with them;

• Reviewed the services provided by the independent auditors other than their audit services and considered whether the provision of such other services by the independent auditors is compatible with maintaining their independence, and has discussed with the auditors the auditors' independence and has concluded that the independent auditors are independent from Harris and its management; and

• Reviewed the contents of SEC required certification statements from the chief executive officer and chief financial officer and also discussed and reviewed the process and internal controls for providing reasonable assurances that the financial statements included in the Company's

Annual Report on Form 10-K for the fiscal year ended June 27, 2003 are true in all important respects, and that the report contains all material information of which they are aware.

In reliance upon the reports, reviews and discussions described in this report, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in Harris' Annual Report on Form 10-K for the fiscal year
ended June 27, 2003, for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors

Ralph D. DeNunzio, Chairperson
Thomas A. Dattilo
Lewis Hay III
David B. Rickard
Gregory T. Swienton

EXECUTIVE COMPENSATION AND RELATED INFORMATION

REPORT OF THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Management Development and Compensation Committee, which is comprised solely of independent, non-employee directors, annually approves our compensation philosophy and the compensation, perquisites and other benefits for our executive officers under salary, incentive and other plans authorized by our Board of Directors or shareholders. In addition, the Committee annually recommends, for consideration and approval by all of the non-employee directors, the compensation for our chief executive officer and president.

Compensation Philosophy

Our executive compensation philosophy is designed to meet our needs, as well as the needs of our executives and shareholders. The executive compensation program is intended to:

• Closely link compensation to an individual's performance and our financial results;

• Align the interests of our executives and shareholders by emphasizing both the short-term and long-term performance objectives and strategic focus of our businesses;

• Facilitate management stock ownership; and

• Enable us to attract and retain a world-class management team.

This philosophy applies to all of our management employees, including the executive officers named in the summary compensation table.

Our executive compensation program has two major components:

• An annual cash component, consisting of a base salary and an incentive bonus based on the financial performance for the fiscal year of (1) a division, other business unit or combination thereof in the case of division management, (2) a division and Harris in the case of our division presidents, and (3) Harris in the case of the other corporate executives; and

• A long-term equity incentive component, consisting of (1) stock options, (2) performance shares with payouts based upon meeting performance targets over a three-year period, and (3) restricted shares which vest over a period of years.

We utilize a formal system for evaluating executive performance and determine executive annual cash compensation by reference to external industrial surveys of compensation of executives in similar positions, individual performance and experience in the position, and scope of responsibility. Payouts for annual cash incentive awards are based upon the degree to which an executive achieves the applicable operating income, earnings per share and/or revenue targets established for the applicable business unit at the start of our fiscal year, as part of our strategic planning process. Similarly, long-term compensation in the form of a performance share payout is based upon the degree to which an executive attains financial and/or operating goals and objectives outlined in the strategic planning process. For the three-year performance period ended June 27, 2003, we used cumulative earnings per share for Harris and annual assessments of operating income and return on capital for our divisions as the criteria for payouts of performance shares.

Our executive compensation program is designed to ensure that executive pay remains competitive with pay for comparable jobs, responsibilities and performance in leading industrial and technology companies. For this reason, we periodically retain outside compensation and benefit consultants to review our executive compensation programs.

Annual Cash Compensation

Annual cash compensation consists of a fixed base salary and an opportunity for a variable cash performance incentive. Base salaries and planned cash incentive compensation targets for senior executives, other than the chief executive officer and president, are recommended annually by the chief executive officer and then reviewed and approved by the Management Development and Compensation Committee.

The Annual Incentive Plan, which was approved by shareholders at the 1995 Annual Meeting and reapproved by shareholders at the 2000 Annual Meeting, provides for payment to executives of a specified cash amount (not to exceed 200% of the target amount) based upon the percentage achievement of specific financial objectives, including such measures as earnings per share, operating income and revenue growth. For fiscal 2003, annual incentive payments were based 75% upon the attainment of an earnings-per-share target, and in the case of division management, operating income targets of the applicable business unit, and 25% upon the attainment of revenue targets. Such targets were established at the start of fiscal 2003.

The percentage of an executive's annual cash compensation attributable to the incentive bonus generally increases with his or her level of management responsibility. For the executive officers named in the summary compensation table, planned cash incentive compensation ranged from 38% to 50% of total annual cash compensation for fiscal 2003. In limited circumstances, the Board or the Committee may also authorize a separate cash bonus or award.

Long-Term Compensation

The stock incentive plans align executive and shareholder interests. The plans permit the granting of any or all of the following types of awards:

• Performance shares, or units, conditioned upon meeting specified performance criteria;

• Restricted stock or units;

• Stock options;

• Stock appreciation rights, independent of or in tandem with stock options; and

• Other awards valued in whole or in part by reference to, or otherwise based on, common stock.

The Management Development and Compensation Committee believes that, through the use of stock incentives, the interests of our executives are directly related to enhancing shareholder value.

With respect to performance share awards, at the beginning of an award cycle the Committee determines the applicable performance criteria using our strategic planning process and a period of time (generally three fiscal years) during which performance is to be measured. The performance share award and option grants for senior executives, other than the chief executive officer and president, are recommended by the chief executive officer and then reviewed and approved by the Committee. The Committee grants each participant a specified number of performance shares at the start of the relevant period and establishes a means for computing the number of performance shares that can be earned during the period based on the performance of (1) a division and Harris in the case of division presidents, and (2) Harris in the case of other corporate executives. Payouts for the three-year period ended June 27, 2003 ranged from 30% to 150% of the performance share award granted at the start of the period. Performance shares are subject to forfeiture if the performance goals are not attained or if a participant's employment is terminated for certain reasons before the performance period has ended. The value of performance shares is based on the value of our common stock.

Stock options are granted at fair market value as of the date of grant, typically vest over three

19

years, and have a term of not greater than ten years. Stock options provide realizable value only when the price of our common stock increases above the option grant price.

In addition to stock options and performance shares, awards of restricted shares are occasionally made on a selective basis to individual executives as part of hiring packages or for executive retention. These restricted shares vest over various periods.

Section 162(m) — Deductibility

Stock option grants and performance share awards made to executive officers under stock incentive plans and payments under the Annual Incentive Plan comply with the requirements of Internal Revenue Code Section 162(m) relating to the tax deductibility of certain compensation exceeding $1 million for certain executive officers named in the summary compensation table. In any year, however, the Board or the Committee may determine, in light of all applicable circumstances, that it would be in our best interests for compensation to be paid under those plans or otherwise in a manner that may not qualify as performance-based under Section 162(m).

Retirement Plans

We maintain a tax-qualified 401(k) defined contribution retirement plan, which is available to most of our domestic employees. Subject to applicable Internal Revenue Code limits, employees may contribute from 1% to 12% of eligible compensation and we will make a matching contribution of up to 6% of eligible compensation. This plan also includes a "profit sharing" component. To the extent contributions to our 401(k) retirement plan are limited, certain of our executives are also eligible to contribute to our non-qualified, supplemental executive retirement plan. This plan has been established for certain employees whose contributions to the 401(k) retirement plan are otherwise limited by the Internal Revenue Code. In addition to employee contributions, matching and profit sharing components, we may also grant special awards to participants under our supplemental executive retirement plan.

Other Benefits

In addition to base salary and annual cash incentives, stock-based compensation and retirement plans, employees, including executives, are also afforded other benefits. These benefits include group life and medical insurance as well as disability benefits. Where applicable, employees are responsible for managing benefit choices and balancing their own level of risk and return.

Chief Executive Officer Compensation

The chief executive officer's base salary, incentive compensation, performance share awards, stock option grants, restricted shares and other benefits are annually reviewed and recommended by the Management Development and Compensation Committee and approved by the non-employee directors.

In anticipation of Mr. Farmer's impending retirement from Harris, our Board of Directors conducted an extensive search for his successor. Effective February 1, 2003, the Board named Mr. Lance as president and chief executive officer. At the direction of the Committee, Mr. Lance's employment terms were negotiated at arm's length by the chairperson of the Committee and Mr. Lance. The Committee considered competitive market data as to total compensation of chief executive officers at companies similar in size and performance characteristics to Harris, our compensation strategy and philosophy and the desirability of linking a significant portion of pay to both the performance of Mr. Lance and Harris. Following approval of the Board of Directors, Harris and Mr. Lance entered into an executive employment agreement that runs through January 19, 2005. Under his agreement, Mr. Lance will receive an annual base salary of at least $725,000, and an annual cash bonus with a target level for such bonus equal to 100% of his annual base salary. For the fiscal year ended June 27, 2003, Mr. Lance's target bonus, pro rated for the portion of the year he was at Harris, was guaranteed based upon 100% achievement of relevant targets. Pursuant to his agreement, Mr. Lance was granted 100,000 stock options and 100,000 restricted shares, which shares shall vest in three equal annual installments, provided that he is employed on each such anniversary. Under his agreement, Mr. Lance also received a one-time lump sum cash allowance of $120,000 as well

20

as reimbursement for relocation and legal expenses. Mr. Lance was awarded an annual incentive bonus for fiscal 2003 of $302,083, which was consistent with the terms of his employment agreement.

Mr. Farmer retired as president and chief executive officer on February 1, 2003, but remained as chairman of the Board of Directors until June 30, 2003. Under our Annual Incentive Plan, Mr. Farmer received annual cash incentive compensation for fiscal 2003 based upon 90% achievement of the earnings-per-share target.

Mr. Farmer's long-term, stock-based incentive compensation was based upon aggregate earnings-per-share performance compared with the aggregate earnings-per-share target established for the three-year period ended June 27, 2003. Based upon our performance and the payout formula recommended by the Committee, the non-employee directors authorized a payout of 12,000 shares (80% of the grant for such period) for Mr. Farmer for the three-year period ended June 27, 2003.

In connection with his retirement, the Board of Directors also authorized a $4,200,000 contribution to Mr. Farmer's account in our supplemental executive retirement plan. The Committee intended that this contribution would result in an account balance for Mr. Farmer under our 401(k) retirement plan and supplemental executive retirement plan that should generate annual income equal to 50% of his total cash compensation at the time of his retirement from Harris. The target retirement benefit and contribution level was determined by the Committee based upon competitive analysis provided by outside consultants.

**Submitted by the Management Development
and Compensation Committee of the
Board of Directors**

    Joseph L. Dionne, Chairperson
    Karen Katen
    Stephen P. Kaufman
    Gregory T. Swienton

SUMMARY COMPENSATION TABLE

The table below shows the annual and long-term compensation for the fiscal years ended June 27, 2003, June 28, 2002 and June 29, 2001, awarded, earned or paid for services in all capacities of those executives who, at the end of fiscal 2003, were (1) our chief executive officer, (2) our other five most highly-compensated executive officers, and (3) our former chief executive officer (together, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

| | | | | | Long-Term Compensation | | | |
| | | Annual Compensation | | | Awards | | Payouts | |
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Restricted Stock Awards (2) ($)	Securities Underlying Options /SARs (#)	LTIP Payouts (3) ($)	All Other Compensation (4) ($)
Howard L. Lance	2003	$320,673	$422,083(5)	$335,079	$3,132,000	100,000	—	$ 2,495
Chairman, President and	2002	—	—	—	—	—	—	—
Chief Executive Officer*	2001	—	—	—	—	—	—	—
Bryan R. Roub	2003	$360,673	$ 293,934	$ 4,800	—	34,000	$122,280	$ 83,849
Senior Vice President	2002	$338,077	$ 301,762	$ 3,000	—	68,599	$144,960	$ 72,285
and Chief Financial Officer	2001	$327,115	$ 263,498	$ 3,000	—	35,000	$ 81,630	$ 63,926
Robert K. Henry	2003	$316,721	$ 255,589	$ 8,800	$ 749,000	50,000	$136,954	$ 72,970
Senior Vice President and	2002	$282,115	$ 201,731	$ 2,600	—	23,000	$162,355	$ 57,477
President, Government	2001	$264,231	$ 190,091	$ 1,850	—	20,000	$ 26,067	$ 50,010
Communications Systems Division								
Chester A. Massari	2003	$218,269	$ 275,965	$ 3,520	—	13,000	$124,726	$ 66,018
President, RF	2002	$208,077	$ 269,744	$ 1,600	—	12,000	$ 98,573	$ 53,377
Communications Division	2001	$197,000	$ 174,242	$ 1,250	—	10,000	$ 34,013	$ 39,879
Richard L. Ballantyne	2003	$268,269	$ 164,982	$ 2,880	—	19,000	$ 73,368	$ 59,070
Vice President —	2002	$258,077	$ 162,562	$ 1,800	—	42,989	$ 86,976	$ 51,633
General Counsel and Secretary	2001	$248,077	$ 140,532	$ 1,500	—	17,000	$ 24,489	$ 45,797
Nick E. Heldreth	2003	$268,269	$ 164,982	$ 2,880	—	19,000	$ 73,368	$ 59,070
Vice President —	2002	$258,077	$ 162,562	$ 1,800	—	28,684	$ 86,976	$ 50,832
Human Resources and	2001	$248,077	$ 140,532	$ 1,800	—	20,000	$ 48,978	$ 44,254
Corporate Relations								
Phillip W. Farmer	2003	$875,000	$ 787,500	$ 9,600	—	200,000	$366,840	$4,437,506
Former Chairman,	2002	$868,541	$ 868,788	$ 9,000	—	241,678	$434,880	$ 209,110
President and Chief	2001	$832,308	$ 737,793	$ 9,000	—	100,000	$244,890	$ 186,581
Executive Officer**								

* Mr. Lance joined Harris on January 20, 2003 and became president and chief executive officer on February 1, 2003 and chairman on June 30, 2003.

** Mr. Farmer resigned as chief executive officer on February 1, 2003 and retired as chairman and as an employee of Harris on June 30, 2003.

(1) Except for Mr. Lance, none of the Named Executive Officers received perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of annual salary and bonus for fiscal 2003, 2002 or 2001. The amounts reported under "Other Annual Compensation": (i) represent cash dividend equivalent payments on outstanding performance shares granted under our 1990 Stock Incentive Plan and 2000 Stock Incentive Plan for which the performance period had not expired, and (ii) for Mr. Henry, also include cash dividend equivalent payments on outstanding restricted shares granted under our 2000 Stock Incentive Plan for which the vesting period had not expired. Mr. Lance's personal benefits for 2003 include relocation and home sale related expenses of $217,738, payment of legal services of $46,000 in accordance with his employment agreement, tax reimbursement payments of $39,598, cash dividend equivalent payments of $16,000 on outstanding restricted shares for which the vesting period had not expired and $15,743 of other personal fringe benefits.

(2) This column shows the dollar value of restricted stock awards based upon the closing price of our common stock on the date of grant. On January 20, 2003, Harris granted Mr. Lance an award of 100,000 restricted shares pursuant to the terms of his employment agreement. The dollar value of restricted stock awards for Mr. Lance is based upon the $31.32 closing price of our common stock on January 17, 2003. In general, Mr. Lance's award of restricted shares will vest in three equal annual installments beginning January 20, 2004, provided that Mr. Lance is employed by Harris on such dates. On February 28, 2003, Harris granted Mr. Henry an award of 25,000 restricted shares. The dollar value of restricted stock awards for Mr. Henry is based upon the $29.96 closing price of our common stock on February 28, 2003. In general, Mr. Henry's award of restricted shares will vest on February 28, 2008, provided that Mr. Henry is employed by Harris on such date. Dividend equivalents are paid on shares of restricted stock. Upon death, disability or retirement prior to full vesting, the award will be pro-rated. Upon a change of control, the restricted stock award will immediately vest.

As of June 27, 2003, the aggregate number and value of unvested restricted stock awards based upon the $30.57 closing price of our common stock on June 27, 2003, is as follows: Mr. Lance – 100,000 shares with a value of $3,057,000; and Mr. Henry – 25,000 shares with a value of $764,250.

(3) The value of the performance shares earned for the three-year performance period ended June 27, 2003 (Mr. Roub — 4,000 shares; Mr. Henry — 4,480 shares; Mr. Massari — 4,080 shares; Mr. Ballantyne — 2,400 shares; Mr. Heldreth — 2,400 shares; and Mr. Farmer — 12,000 shares) is based upon the $30.57 closing price of our common stock on June 27, 2003.

The value of the performance shares earned for the three-year performance period ended June 28, 2002 (Mr. Roub — 4,000 shares; Mr. Henry — 4,480 shares; Mr. Massari — 2,720 shares; Mr. Ballantyne — 2,400 shares; Mr. Heldreth — 2,400 shares; and Mr. Farmer 12,000 shares) is based upon the $36.24 closing price of our common stock on June 28, 2002. The value of the performance shares earned for the three-year performance period ended June 29, 2001 (Mr. Roub — 3,000 shares; Mr. Henry — 958 shares; Mr. Massari — 1,250 shares; Mr. Ballantyne — 900 shares; Mr. Heldreth — 1,800 shares; and Mr. Farmer — 9,000 shares) is based upon the $27.21 closing price of our common stock on June 29, 2001.

As of June 27, 2003, the aggregate number and value of performance shares awarded under the 1990 Stock Incentive Plan and the 2000 Stock Incentive Plan for which the performance period had not expired (excluding the number and value of performance shares with a performance period ended on June 27, 2003) is as follows: Mr. Roub — 10,000 shares, with a value of $305,700; Mr. Henry — 11,000 shares, with a value of $336,270; Mr. Massari — 8,000 shares, with a value of $244,560; Mr. Ballantyne — 6,000 shares, with a value of $183,420; Mr. Heldreth — 6,000 shares, with a value of $183,420; and Mr. Farmer — 10,000 shares, with a value of $305,700. The value of the aggregate unearned performance shares is based upon the $30.57 closing price of our common stock on June 27, 2003. Performance shares that were not earned for the three-year period ended June 27, 2003 were forfeited by the Named Executive Officers and returned to Harris. Performance shares forfeited for the performance period ended June 27, 2003 are as follows: Mr. Roub — 1,000 shares; Mr. Ballantyne — 600 shares; Mr. Heldreth — 600 shares; and Mr. Farmer — 3,000 shares.

(4) All other compensation consists of:

(i) Contributions to the Harris Corporation Retirement Plan for:

	Fiscal 2003	Fiscal 2002	Fiscal 2001
Mr. Lance	$ 478	—	—
Mr. Roub	$23,648	$19,156	$12,417
Mr. Henry	$17,042	$13,167	$12,009
Mr. Massari	$17,521	$13,857	$12,150
Mr. Ballantyne	$18,005	$19,334	$18,758
Mr. Heldreth	$16,788	$13,144	$12,203
Mr. Farmer	$23,655	$19,333	$18,222

(ii) Contributions to our Supplemental Executive Retirement Plan for:

	Fiscal 2003	Fiscal 2002	Fiscal 2001
Mr. Lance	$ 913	—	—
Mr. Roub	$ 60,201	$ 53,129	$ 51,509
Mr. Henry	$ 52,211	$ 41,824	$ 36,349
Mr. Massari	$ 44,712	$ 35,908	$ 24,854
Mr. Ballantyne	$ 36,224	$ 27,658	$ 22,610
Mr. Heldreth	$ 37,441	$ 33,849	$ 29,165
Mr. Farmer	$4,397,060*	$178,293	$156,875

* Includes a $4,200,000 contribution in connection with Mr. Farmer's retirement.

(iii) The taxable portion of premiums on life insurance provided by Harris for:

	Fiscal 2003	Fiscal 2002	Fiscal 2001
Mr. Lance	$ 1,104	—	—
Mr. Henry	$ 3,717	$ 2,486	$ 1,652
Mr. Massari	$ 3,785	$ 3,612	$ 2,875
Mr. Ballantyne	$ 4,841	$ 4,641	$ 4,429
Mr. Heldreth	$ 4,841	$ 3,839	$ 2,886
Mr. Farmer	$16,791	$11,484	$11,484

(5) Mr. Lance's bonus includes a $120,000 one-time cash allowance paid pursuant to his employment agreement.

OPTION/ SAR GRANTS IN LAST FISCAL YEAR

The table below gives more information on stock options granted to the Named Executive Officers under our stock incentive plans during the 2003 fiscal year. Amounts shown for potential realizable values are based upon assumed annualized rates of stock price appreciation of 5% and 10% over the full term of the options, as required by the SEC, and are not intended to represent or forecast possible future appreciation, if any, of our common stock price. No gain to the optionee is possible unless the stock price increases over the option term.

| | Number of Securities Underlying Options/SARs Granted(#) | Individual Grants % of Total Options/SARs Granted to Employees in Fiscal Year(4) | Exercise or Base Price ($/Share) | Expiration Date | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
Name					5% ($)	10% ($)
Howard L. Lance	100,000(2)	11.57%	$31.32	1/20/2013	$ 1,969,698	$ 4,991,601
Bryan R. Roub	34,000(1)	3.93%	$33.65	8/23/2012	$ 719,518	$ 1,823,401
Robert K. Henry	25,000(1)	2.89%	$33.65	8/23/2012	$ 529,058	$ 1,340,736
	25,000(2)	2.89%	$29.96	2/28/2013	$ 471,042	$ 1,193,713
Chester A. Massari	13,000(1)	1.50%	$33.65	8/23/2012	$ 275,110	$ 697,183
Richard L. Ballantyne	19,000(1)	2.20%	$33.65	8/23/2012	$ 402,084	$ 1,018,959
Nick E. Heldreth	19,000(1)	2.20%	$33.65	8/23/2012	$ 402,084	$ 1,018,959
Phillip W. Farmer	200,000(1)	23.13%	$33.65	8/23/2012	$ 4,232,461	$ 10,725,887
Shareholder Gain (3)					$1,276,745,024	$3,234,686,302
Named Executive Officers' Gain as a % of All Shareholder Gain					0.71%	0.71%

(1) All stock option grants were made under our 2000 Stock Incentive Plan. Each stock option generally expires after ten years from the date of grant and is exercisable in installments of: 50% after one year; 75% after two years; and 100% after three years. These options were granted on August 23, 2002. The exercise price is the closing price of a share of our common stock on the date of grant and may be paid in cash and/or shares of our common stock, or an optionholder may use "cashless exercise" procedures. In the event of death while employed, options shall immediately become fully vested and shall be exercisable for up to twelve months following the date of death. In the event of retirement after age 62 and ten or more years of service, options shall continue to vest and be exercisable until the regularly scheduled expiration date. In the event of retirement after age 55 and ten or more years of service, options shall cease vesting and options exercisable at the time of such retirement will continue to be exercisable until the regularly scheduled expiration date. In the event of a change in control, outstanding options immediately vest and become exercisable.

If shares of common stock are delivered by an employee in payment of the exercise price of the listed options, we will grant a Restoration Stock Option ("RSO") equal to the number of shares used to exercise the stock option. The expiration date of RSOs is the same as the expiration date of the underlying options. RSO grants are non-qualified and are exercisable commencing six months after the date of grant at the fair market value on the grant date.

(2) Mr. Lance's option grant was made on January 20, 2003. This option grant for Mr. Henry was made on February 28, 2003.

(3) Shareholder gain reflects the hypothetical increase in market value of our common stock for all shareholders, assuming annual stock price appreciation of 5% and 10%, respectively, over a ten-year period.

(4) In fiscal 2003, Harris granted stock options covering a total of 864,676 shares of common stock to Harris employees under all stock option plans maintained by Harris and this number was used in calculating the percentages.

AGGREGATED OPTION/ SAR EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION/ SAR VALUES

The table below presents information with respect to the number of shares acquired upon exercise of stock options and the aggregate gains realized on exercises during fiscal 2003 for the Named Executive Officers. No stock options were exercised by the Named Executive Officers in fiscal 2003. The table also sets forth the number of shares covered by exercisable and unexercisable options held by those executives on June 27, 2003, and the aggregate gains that would have been realized had these options been exercised on June 27, 2003, even though they were not exercised and the unexercisable options could not have been exercised on that date.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(1)($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Howard L. Lance	0	0	—	100,000	$ 0	$ 0
Bryan R. Roub	0	0	154,489	60,250	$212,359	$26,119
Robert K. Henry	0	0	68,376	66,500	$107,787	$31,330
Chester A. Massari	0	0	42,152	21,500	$ 84,092	$ 8,233
Richard L. Ballantyne	0	0	49,111	31,750	$ 28,782	$12,686
Nick E. Heldreth	0	0	69,216	34,000	$ 67,086	$14,925
Phillip W. Farmer	0	0	436,110	275,000	$267,587	$74,625

(1) Market value of shares underlying in-the-money options on June 27, 2003, less option exercise price. The market value is based upon the June 27, 2003 closing price of $30.57 per share of our common stock reported as New York Stock Exchange Composite Transactions.

LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

The table below sets forth information with respect to awards of performance shares granted under our 2000 Stock Incentive Plan during the 2003 fiscal year to the Named Executive Officers. The performance period for the awards in the table is the three-year period ending July 1, 2005.

Name	Number of Shares	Estimated Future Payouts Under Performance or Other Period Until Maturation or Payout	Non-Stock Price-Based Plans		
			Threshold Shares (#)	Target Shares (#)	Maximum Shares (#)
Howard L. Lance	—	—	—	—	—
Bryan R. Roub	5,000	7/01/2005	0	5,000	10,000
Robert K. Henry	6,000	7/01/2005	0	6,000	12,000
Chester A. Massari	5,000	7/01/2005	0	5,000	10,000
Richard L. Ballantyne	3,000	7/01/2005	0	3,000	6,000
Nick E. Heldreth	3,000	7/01/2005	0	3,000	6,000
Phillip W. Farmer	—	—	—	—	—

Awards of performance shares to participants under our stock incentive plans are made at the beginning of each performance period and are earned based on the performance of a business unit, Harris or some combination thereof. The plans are designed to motivate key employees to maximize shareholder value by aligning their interests with shareholder interests. The payout is determined by the non-employee directors in the case of the chief executive officer and by the Management Development and Compensation Committee in the case of the other executive officers, and is based upon financial performance compared with strategic plan objectives. Performance criteria include our cumulative earnings per share during the three-year strategic plan cycle for Messrs. Ballantyne, Heldreth, Roub and Farmer. In the case of Messrs. Henry and Massari, 80% of the award is based upon relevant division operating income and return on capital during the strategic plan cycle, and 20% on cumulative earnings per share over the strategic plan cycle. Mr. Lance did not receive a performance share award in fiscal 2003. Share payouts are made following the determination of the Committee and, in the case of the chief executive officer, the non-employee directors, and range from zero to a maximum of 200% of the original shares awarded. The terms of these awards comply with Internal Revenue Code Section 162(m) requirements. Participants receive cash dividend equivalent payments on the performance share awards in an amount equal to dividends paid to shareholders on our common stock.

If an executive ceases to be an employee of Harris prior to the expiration of the performance period for any reason other than death, disability or retirement after age 55 with ten or more years of full-time service, all performance shares shall be forfeited. In the case of death, disability or retirement, the executive or his or her estate shall be eligible to receive a pro-rata proportion of the award that would otherwise be issued at the expiration of the performance period.

In the event of a change in control, the performance objectives applicable to the award are deemed to be attained, and performance shares are to be paid out at the end of the performance period, provided that:

• In the event of death, disability, retirement or involuntary termination other than for cause, the shares are to be paid as soon as practicable;

• In the event of resignation or termination for cause, the shares are forfeited; and

• In the event of certain defined changes in our capital structure, then, at the participant's election, the award is to be paid in shares or cash, as soon as practicable.

26

EMPLOYMENT AND EXECUTIVE SEVERANCE AGREEMENTS

Employment Agreement — Howard L. Lance

Mr. Lance's employment agreement provides for his employment as chairman, president and chief executive officer through January 19, 2005. Pursuant to his agreement, Mr. Lance will receive an annual base salary of at least $725,000 and an annual cash bonus with a target level for such bonus equal to 100% of his annual base salary. Our Board is required to annually review Mr. Lance's base salary and may, in its sole discretion, increase Mr. Lance's annual base salary taking into account performance and other pertinent factors. Pursuant to this agreement, Mr. Lance was granted 100,000 stock options and 100,000 shares of restricted stock. Mr. Lance's agreement also provides that he is entitled to participate in all employee benefit programs of Harris that are generally available for employees and senior executives and that annual grants of equity incentives will be made to Mr. Lance in the discretion of the Board in a manner and at award levels that are consistent with his position relative to other executives of Harris. Under his agreement, Mr. Lance received a one-time lump sum cash allowance of $120,000 as well as reimbursement for his relocation expenses.

If Mr. Lance's employment is terminated at any time other than for "cause," or if Mr. Lance terminates his employment at any time for "good reason" (as defined in his agreement), Mr. Lance would be entitled to receive a lump sum cash severance payment equal to the greater of his base salary for the period from such termination to January 19, 2005, or base salary for a twelve-month period, and, if such termination occurs prior to January 19, 2005, he shall also receive the annual cash bonus that would otherwise have been payable, pro-rated for any partial fiscal years. In addition, his unvested restricted stock would continue to vest as scheduled and he would be entitled to receive outplacement services and continued participation for up to twelve months in the medical, dental, hospitalization and group life insurance plans in which he was participating on the date of termination of his employment.

Mr. Lance's agreement also provides that for a one-year period following the termination of his employment for any reason, he may not, without the prior written consent of Harris, associate with an enterprise that competes with Harris or, for a two-year period, solicit employees of Harris to leave Harris.

Executive Severance Agreements

To provide continuity of management and dedication of our corporate executives in the event of a threatened or actual change in control of Harris, our Board has approved severance agreements for our officers and key managers, including the Named Executive Officers. Under these agreements, our officers and key managers are provided with severance benefits in the event the executive's employment is terminated by us without cause, or by the executive for good reason, within two years following a change in control (all terms as defined in the severance agreement). Under the severance agreement, the executive agrees not to voluntarily terminate his or her employment with us during the six-month period following a change in control.

If triggered, the lump-sum severance benefit payable under the severance agreement equals the sum of (a) the executive's unpaid base salary through the date of termination, a pro-rated annual bonus (as determined under the severance agreement), any compensation deferred by the executive other than under a tax-qualified plan and any accrued vacation pay; and (b) from one to three times the executive's highest annual rate of base salary during the 12-month period prior to the date of termination and from one to three times the greatest of the executive's highest annual bonus in the three years prior to the change in control, the executive's target bonus for the year during which the change in control occurred or the executive's target bonus for the year in which the executive's employment is terminated. Payment amounts are three times compensation for Messrs. Lance, Ballantyne, Heldreth, Henry and Roub, and two times compensation for Mr. Massari. In addition, for the two years following the date of termination, the executive receives the same level of medical, dental, accident, disability, life insurance and any similar benefits (or the highest level of coverage provided to active executives, if more favorable). The executive also receives reimbursement for any relocation expense related to the pursuit of other business opportunities incurred within two years following the date of termination, for recruitment or placement services of up to $4,000 and for professional financial or tax planning services of up to $5,000 per year. The severance agreement also provides for a tax gross-up payment to the executive in the event that payment of any severance benefits is subject to excise taxes imposed under Section 4999 of the Internal Revenue Code. In addition, pursuant to the severance agreement we will reimburse the executive for any legal fees and costs with respect to any dispute arising under the severance agreement.

HARRIS STOCK PERFORMANCE GRAPH

The graph below compares the five-year cumulative total return of our common stock with the comparable five-year cumulative total returns of the Standard & Poor's 500 Information Technology Sector Index and the Standard & Poor's 500 Composite Stock Index ("S&P 500"). The figures assume an initial investment of $100 on June 30, 1998 in Harris, the S&P 500 Information Technology Sector Index and the S&P 500, and the reinvestment of all dividends.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG HARRIS, S&P 500 INFORMATION TECHNOLOGY AND S&P 500



FISCAL YEAR END	1998	1999	2000	2001	2002	2003
Harris	$100	91	89	74	100	83
S&P 500 Information Technology	$100	171	251	120	73	79
S&P 500	$100	121	130	111	91	91

28

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, as well as persons who own more than ten percent of our outstanding shares of common stock, to file reports of ownership and changes in ownership of our common stock with the SEC and the New York Stock Exchange. We have procedures in place to assist our directors and executive officers in preparing and filing these reports on a timely basis.

Based solely upon a review of the forms furnished to us, or written representations from certain persons that no Forms 5 were required, we believe that all required forms have been timely filed for fiscal 2003.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

FEES PAID TO INDEPENDENT AUDITORS

Ernst & Young LLP served as Harris' independent auditors for the fiscal year ended June 27, 2003. In addition to the engagement to audit Harris' financial statements and to review the financial statements included in Harris' quarterly reports on Form 10-Q, Ernst & Young LLP was also engaged by Harris during fiscal 2003 to perform certain non-audit services.

The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of our annual financial statements for the fiscal years ended June 27, 2003 and June 28, 2002, and fees for other services rendered by Ernst & Young LLP during those periods. Certain amounts for the fiscal year ended June 28, 2002 have been reclassified to conform to the fiscal 2003 presentation.

	Fiscal 2003	Fiscal 2002
Audit Fees	$1,465,300	$1,285,700
Audit-Related Fees	$ 0	$ 23,600
Tax Fees	$ 659,300	$ 809,300
All Other Fees	$ 0	$ 0
Total	$2,124,600	$2,118,600

Audit Fees. Audit fees consisted of audit work performed in the preparation of annual financial statements, as well as reviews of Harris' quarterly reports on Form 10-Q, SEC registration statements and statutory audits required internationally for subsidiaries of Harris.

Audit-Related Fees. Services included within audit-related fees include accounting consultations.

Tax Fees. Tax-related services include preparation and assistance with tax returns for expatriate employees and various foreign legal entities of Harris, and tax compliance and advice regarding income taxes within the United States and various foreign locations.

All Other Fees. For the fiscal years ended June 27, 2003 and June 28, 2002, no professional services were rendered or fees billed for other services not included within Audit Fees, Audit-Related Fees or Tax Fees.

Ernst & Young LLP did not perform any professional services related to financial information systems design and implementation for Harris in fiscal 2003 or fiscal 2002.

The Audit Committee has determined that the provision of non-audit services described above is compatible with maintaining Ernst & Young LLP's independence.

APPOINTMENT OF INDEPENDENT AUDITORS FOR FISCAL 2004

The Audit Committee has appointed Ernst & Young LLP to audit our books and accounts for the fiscal year ending July 2, 2004.

Although applicable law does not require shareholder ratification of the appointment, the Board has decided to ascertain the position of shareholders on the appointment. If the shareholders should not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment. We expect that a representative of Ernst & Young LLP will be present at the Annual Meeting to respond to appropriate questions of shareholders and to make a statement if he or she desires to do so.

Recommendation Regarding Proposal 2

Our Board of Directors recommends that you vote FOR ratification of the Audit Committee's appointment of Ernst & Young LLP as independent auditors for the fiscal year ending July 2, 2004.

SHAREHOLDER PROPOSALS FOR THE 2004 ANNUAL MEETING

Pursuant to applicable requirements of the Securities Exchange Act of 1934, in order to be considered for inclusion in our proxy statement for the 2004 Annual Meeting, we must receive any proposals that shareholders wish to present no later than May 15, 2004. Such proposals will need to be in writing and to comply with SEC regulations regarding the inclusion of shareholder proposals in Harris-sponsored proxy materials.

In addition, our By-Laws provide that for any shareholder proposal or director nomination to be properly presented at the 2004 Annual Meeting, we must receive notice of the matter not fewer than 90 nor more than 120 days prior to October 24, 2004. To be timely, the notice for the 2004 Annual Meeting of Shareholders must be received by our Corporate Secretary no earlier than June 26, 2004 and no later than July 26, 2004. Each notice of nomination must contain the name and address of the shareholder who intends to make the nomination; the name, address and written consent of the nominee; and any other nominee information as would be required to be disclosed in a proxy solicitation. You may obtain a copy of the By-Laws upon written request to our Corporate Secretary.

Our Corporate Governance Committee will consider shareholders' nominees for the Board of Directors and shareholder proposals submitted for a meeting. A nomination or proposal that does not supply adequate information about the nominee or proposal, and the shareholder making the nomination or proposal, will be disregarded. You should address all nominations or proposals to:

Corporate Secretary
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

DISCRETIONARY VOTING ON OTHER MATTERS

Except for the matters described in this proxy statement, the Board of Directors is not aware of any matter that will or may be presented at the Annual Meeting. If any other matter is properly brought before the Annual Meeting, the persons named in the proxy card and voting instructions intend to vote the shares for which we have received proxies in accordance with their best judgment.

MISCELLANEOUS MATTERS

Annual Report on Form 10-K

Our Annual Report on Form 10-K for our fiscal year ended June 27, 2003 was mailed to our shareholders with this proxy statement. **Upon request, we will furnish without charge a copy of the Annual Report on Form 10-K.** The Form 10-K has been filed with the SEC. Shareholders may obtain a copy by:

• Writing to our Corporate Secretary at:

Harris Corporation
1025 West NASA Boulevard
Melbourne, FL 32919; or

• Calling (321) 727-9100.

Shareholder List

A list of our shareholders as of our record date will be available for examination for any purpose germane to the Annual Meeting during normal business hours at 1025 West NASA Boulevard, Melbourne, Florida, at least ten days prior to the Annual Meeting and also will be available for examination at the Annual Meeting.

By Order of the Board of Directors
Richard L. Ballantyne
Corporate Secretary

Melbourne, Florida
September 12, 2003

HARRIS CORPORATION
AUDIT COMMITTEE CHARTER

I. Purpose.

The purposes of the Audit Committee are to:

1. assist the Board of Directors in fulfilling its responsibilities to oversee: (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the independent auditors and the Corporation's internal audit function; and

2. prepare the report required to be prepared by the Audit Committee pursuant to the rules of the Securities and Exchange Commission ("SEC") for inclusion in the Corporation's annual proxy statement.

II. Membership.

The Audit Committee shall consist of not less than three members of the Board, each of whom the Board has determined has no material relationship with the Corporation and each of whom is otherwise independent under the rules of the New York Stock Exchange and the Sarbanes-Oxley Act of 2002. The Board shall also determine that each member is "financially literate," and that at least one member of the Audit Committee has "accounting or related financial management expertise" as such qualifications are interpreted by the Board of Directors in its business judgment and whether any member of the Audit Committee is an "audit committee financial expert" as defined by the SEC.

The members of the Audit Committee shall be appointed by the Board on the recommendation of the Corporate Governance Committee. No director may serve as a member of the Audit Committee if such director serves on the audit committees of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit Committee and discloses this determination in the Corporation's annual proxy statement. No member of the Audit Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation other than (i) directors' fees, which may be received in cash, stock, options, or other in-kind consideration ordinarily payable to directors; (ii) deferred compensation for prior service that is not contingent on future service; and (iii) any other regular benefits that other directors receive.

III. Duties and Responsibilities.

The function of the Audit Committee is oversight. The management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management and the internal auditing department are responsible for maintaining and evaluating appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for planning and carrying out an audit in accordance with generally accepted auditing standards, and performing reviews of the Corporation's quarterly financial statements in accordance with SAS 71 prior to the filing of each quarterly report on Form 10-Q, and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct auditing or accounting reviews or procedures or to set auditor independence standards.

The independent auditors for the Corporation are accountable to the Audit Committee and the Board of Directors. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the independent auditors, including resolving disagreements between management and the independent auditors regarding financial reporting. The Audit Committee has the authority and responsibility to appoint, retain and terminate the Corporation's independent auditors (subject, if applicable, to shareholder ratification). The independent auditors shall report directly to the Audit Committee.

The independent auditors shall submit to the Audit Committee annually a formal written statement ("Statement as to Independence"), addressing at least the matters set forth in Independence Standards Board No. 1 and describing: (1) the auditors' internal quality-control procedures; (2) any material issues raised by the most recent internal quality-control review or peer review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors; (3) any steps taken to deal with any such issues; and (4) to assess the auditors' independence, all relationships between the independent auditors and the Corporation.

The independent auditors shall submit to the Audit Committee annually and for disclosure purposes a formal written statement of the fees billed in each of the last two fiscal years for each of the following categories of services rendered by the independent auditors: (i) the audit of the Corporation's annual financial statements and the reviews of the financial statements included in the Corporation's Quarterly Reports on Form 10-Q or services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Corporation's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice, and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent auditors, in the aggregate and by each service.

To carry out its purposes, the Audit Committee shall have the following duties and powers:

1. with respect to the independent auditors,

(i) to directly appoint, retain, compensate, evaluate, and terminate the independent auditors, including sole authority to approve all audit engagement fees and terms;

(ii) to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors to be performed for the Corporation, subject to the de minimus exceptions for non-audit services as described in the Securities Exchange Act of 1934 which are approved by the Audit Committee prior to the completion of the audit, and to consider whether the independent auditors' provision of non-audit services to the Corporation is compatible with maintaining the independence of the independent auditors;

(iii) to ensure that the independent auditors prepare and deliver annually a Statement as to Independence, to discuss with the independent auditors any relationships or services disclosed in this Statement that may impact the objectivity and independence of the Corporation's independent auditors and to take appropriate action in response to this Statement to satisfy itself of the independent auditors' independence;

(iv) to obtain from the independent auditors in connection with any audit a timely report relating to the Corporation's annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management;

(v) to discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring/independent partner and any other active audit engagement team partner;

(vi) to take into account the opinions of management and the Corporation's internal auditors in assessing the independent auditors' qualifications, performance and independence; and

(vii) to instruct the independent auditors that the independent auditors are ultimately accountable to the Audit Committee and Board of Directors;

2. with respect to the internal auditing department,

(i) to review the appointment and replacement of the director of the internal auditing department; and

(ii) to advise the director of the internal auditing department that he or she is expected to provide to the Audit Committee summaries of the significant identified control issues and management's response thereto; and to advise the Audit Committee of any significant changes to the internal audit department charter, staffing or budget;

3. with respect to financial reporting principles and policies and internal audit controls and procedures,

(i) to advise management, the internal auditing department and the independent auditors that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and practices;

(ii) to consider any reports or communications, and management's and/or the internal audit department's responses thereto, submitted to the Audit Committee by the independent auditors required by or referred to in SAS 61, as may be modified or supplemented;

(iii) to meet with management, the director of the internal auditing department and/or the independent auditors:

• to discuss the scope of the annual audit;

• to discuss the annual audited financial statements and quarterly financial statements, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

• to discuss any significant matters arising from any audit including any audit problems or difficulties, whether raised by management, the internal auditing department or the independent auditors, relating to the Corporation's financial statements;

• to discuss any difficulties the independent auditors encountered in the course of the audit, including any restrictions on their activities or access to requested information and any significant disagreements with management and management's response;

• to discuss "management" or "internal controls" letters issued, or proposed to be issued, by the independent auditors to the Corporation;

• to discuss the form of opinion the independent auditors propose to render to the Board of Directors and shareholders; and

• to discuss, as appropriate: (a) any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the

A-3

financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and (c) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;

(iv) to inquire of the Corporation's chief executive officer and chief financial officer as to the existence of any significant deficiencies in the design or operation of internal controls that could adversely affect the Corporation's ability to record, process, summarize and report financial data, any material weaknesses in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls;

(v) to discuss significant changes to the Corporation's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the independent auditors, the internal auditing department or management;

(vi) to inquire about significant risks and exposures, if any, and the steps taken to monitor and minimize such risks;

(vii) to obtain from the independent auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended, which sets forth certain procedures to be followed in any audit of financial statements required under the Securities Act of 1934;

(viii) to discuss with the Corporation's General Counsel any significant legal matters that may have a material effect on the financial statements, the Corporation's compliance policies, including material notices to or inquiries received from governmental agencies;

(ix) to discuss earnings press releases;

(x) to discuss the types of financial information and earnings guidance provided; and the types of presentations made, to analysts and rating agencies;

(xi) to establish procedures for the receipt, retention and treatment of complaints received by the Corporation from employees on accounting, internal accounting controls or auditing matters, as well as for the confidential, anonymous submission by Corporation employees of concerns regarding questionable accounting or auditing matters; and

(xii) to establish clear hiring policies for employees or former employees of the independent auditors;

4. with respect to reporting and recommendations,

(i) to prepare, with the assistance of management, the independent auditors, and any other advisors who the Audit Committee believes are appropriate, any report or other disclosures on matters required by the rules of the SEC to be included in the Corporation's annual proxy statement;

(ii) to review and reassess this Charter at least annually and recommend any changes to the full Board of Directors;

(iii) to report its activities to the full Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate; and

(iv) to prepare and review with the Board an annual performance evaluation of the Audit Committee.

IV. Meetings.

The Audit Committee shall meet periodically as set forth in the annual schedule of Board and Audit Committee meetings and as necessary upon the request of the Chairperson of the Audit Committee or upon the initiation of any one of the Audit Committee members. In addition, the Audit Committee shall meet separately, periodically, with management, the director of the internal auditing department and the independent auditors to discuss any matters that the Audit Committee or any of these persons or firms believe should be discussed privately with the Audit Committee. The Audit Committee may request any other officer or employee of the Corporation or the Corporation's outside counsel or independent auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. A majority of the members of the Audit Committee shall constitute a quorum to conduct business. Members of the Audit Committee may participate in a meeting of the Audit Committee by means of conference call or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other; provided that cell phones or other mobile phones or devices shall not be used. Except in extraordinary circumstances as determined by the Audit Committee Chairperson, notice shall be delivered to all Audit Committee members at least forty-eight hours in advance of the meeting date. Any action required or permitted to be taken at a meeting of the Audit Committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the members of the Audit Committee. Such written consent shall have the same force and effect as a unanimous vote of the Audit Committee.

V. Delegation to Subcommittee.

The Audit Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Audit Committee. The Audit Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that any such approvals are presented to the Audit Committee at its next scheduled meeting.

VI. Resources and Authority of the Audit Committee.

The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to discharge its duties and responsibilities, including to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

The Audit Committee shall also request and receive appropriate funding, as determined by the Audit Committee, from the Corporation for payment of compensation to the outside legal, accounting, or other advisors employed by the Audit Committee.

VII. Accountability.

At the next meeting of the Board of Directors following any meeting of the Audit Committee, a report of Audit Committee findings and actions shall be rendered by the Chairperson of the Audit Committee.

Approved by the Board in October 1993, amended December 6, 1996, amended April 27, 2000, and amended April 25, 2003.

2003 TELEPHONE VOTING SCRIPT

PROXY CONTROL NUMBER VERIFY

Greeting — *Welcome to the electronic voting system. Please have your proxy card available before voting.*

Control Number – *Enter the voter control number as it appears on the card followed by the pound sign.*

Hold - *One moment please while we verify your information.*

Vote Not Started - *The time frame for this vote has not yet begun. Please call back later.*

Vote Has Ended - *The time frame for this vote has ended. Thank you for calling.*

Voting Not Available Message - *This vote is currently unavailable. Please call back later.*

Invalid Entry of Control Number Message - *We are unable to authenticate the information that you entered.*

Default Error and Miskey Error Message - *We are unable to process your request at this time. Thank you for calling.*

PROXY MAIN

With the Board Vote Prompt Message — *To vote as the (Company Name) board recommends on all proposals, press one. To vote on each proposal separately, press two.*

One Director Message — *[Item #.] To vote for the nominee, press one. To withhold, press two.*

Multiple Directors – *[Item #.] To vote for all nominees, press one. To withhold for all nominees, press two. To withhold from individual nominees, press three.*

Director Exception Messages — **only used if caller elects to withhold their vote from specific directors.** - *Enter the two-digit number next to the nominee from whom you would like to withhold your vote followed by the pound key. Or if you have completed voting on directors, press the pound key again.*

1

Withhold from subsequent Director Messages — only used if caller elects to withhold their vote from specific directors. - *To withhold your vote from another nominee, enter the 2-digit number next to* the *nominee followed by the pound key, or if you have completed voting on directors, press the pound key again.*

Invalid Director Messages — only used if caller elects to withhold their vote from specific directors. — *You have entered an invalid nominee number.*

PROPOSALS

For / Against / Abstain Proposals — *[Item #] To vote for, press 1, against, press 2, to abstain, press 3.*

Introduction Playback Message — This message is spoken after the vote has been completed by the caller and is the first message in the playback of the vote to the caller. - *You have cast your vote as follows...*

With the Board Playback Message — This message is only spoken when a caller votes with the board. - *You voted in the manner recommended by the Board of Directors.*

Playback Messages — *You have cast your vote as follows. Item 1, For, Item 2, Against, Item 3, Abstain...*

Playback Messages for Directors — **Depending on how a caller votes, there are 3 possible playback messages.**

Voted All Directors — *You have voted for all nominees.*

Withhold from All Directors — *You have voted to withhold your vote from all nominees.*

Director Exceptions — *You have chosen to vote for all nominees except for the following nominee numbers (Speaks director number(s)).*

Confirm Message — Caller either confirms or cancels their vote. - *To confirm your vote, press 1. To cancel your vote, press 2.*

Canceled Vote Message — *Your vote has been canceled. If you wish to vote this card or another card press 1, otherwise please hang up and mark, sign, and return your card in the envelope provided. Thank you for calling.*

Goodbye Message — **This message is played after a caller confirms their vote. -** *Your vote has been successfully recorded. It is not necessary for you to mail in your card. If you wish to vote another card or change your vote, press 1, otherwise please hang up. Thank you for voting.*

PROXY/VOTING INSTRUCTION CARD

                              HARRIS CORPORATION
                ANNUAL MEETING OF SHAREHOLDERS -- OCTOBER 24, 2003

          THIS PROXY/VOTING INSTRUCTION CARD IS SOLICITED ON BEHALF
          OF THE BOARD OF DIRECTORS OF HARRIS CORPORATION AND THE
          HARRIS CORPORATION RETIREMENT PLAN TRUSTEE.

          You are receiving this proxy/voting instruction card
          because you are a participant in the Harris Corporation
          Retirement Plan and/or a registered shareholder. If you
          are a registered shareholder, by signing this proxy/voting
          instruction card you are appointing Howard L. Lance, Bryan
          R. Roub and Richard L. Ballantyne, jointly or
          individually, proxies with full power of substitution, to
          vote all shares the undersigned is entitled to vote at the
          Harris Corporation Annual Meeting of Shareholders on
          October 24, 2003 or any adjournment thereof. Unless
          otherwise directed, this proxy will be voted FOR Proposal
          1, the election of three directors; and FOR Proposal 2,
          ratification of the appointment of independent auditors.
          In their discretion, the proxies are authorized to vote
          upon such other business as may properly come before the
          meeting. The proxies are instructed as indicated on the
          reverse side.

          If you are a participant in the Harris Corporation
          Retirement Plan, in connection with the Annual Meeting of
          Shareholders of Harris Corporation to be held on October
          24, 2003, you may provide non-binding instructions to the
          Plan Trustee on how to vote the shares allocable to your
          Harris Corporation Stock Fund Account. If no direction is
          made, the instruction will be an instruction to the Plan
          Trustee to vote: FOR Proposal 1, the election of three
          directors; and FOR Proposal 2, ratification of the
          appointment of independent auditors.

          This proxy/instruction card revokes all prior
          proxies/non-binding instructions given by the undersigned.
          Please sign on the reverse side exactly as your name or
          names appear there. If stock is held in the name of joint
          holders, each should sign. If you are signing as trustee,
          executor, etc., please so indicate.

(This Proxy/Voting Instruction Card Is Continued And To Be Signed On The Reverse
                                    Side)

                          - FOLD AND DETACH HERE -

                               HARRIS LOGO

                          YOUR VOTE IS IMPORTANT!

           YOU CAN GIVE VOTING INSTRUCTIONS IN ONE OF THREE WAYS:

          1. Mark, sign and date your proxy/voting
             instruction card and return it promptly in the
             enclosed envelope.

                              OR

          2. Call TOLL FREE 1-800-435-6710 on a Touch Tone
             telephone and follow the instructions on the
             reverse side of this card. There is NO CHARGE
             to you for this call.

                              OR

          3. Vote via the Internet:
             HTTP://WWW.EPROXY.COM/HRS by following the
             instructions on the reverse side of this card.

                            PLEASE VOTE

The Board of Directors recommends a vote "FOR"
proposals 1 and 2

```
                                             Please mark
                                             your vote as  X
                                             indicated in
                                             this example

                              FOR          WITHHOLD       FOR ALL
                              ALL          ALL            EXCEPT

The Board recommends a vote "FOR"     [ ]          [ ]            [ ]
Proposal 1 -- Election of the following
nominees as Director for a three-year term
expiring in 2006:

   01    Joseph L. Dionne
   02    David B. Rickard
   03    Gregory T. Swienton


Except Nominee(s) written above

                              FOR          AGAINST        ABSTAIN

The Board recommends a vote "FOR"     [ ]          [ ]            [ ]
Proposal 2 -- Ratification of the appointment
of Ernst & Young LLP as independent auditors
```

**PLEASE RETURN YOUR PROXY/VOTING INSTRUCTION CARD OR IF YOU WISH TO VOTE BY
TELEPHONE OR INTERNET, PLEASE READ THE INSTRUCTIONS BELOW**

This proxy/voting instruction card when properly executed will be voted in the
manner directed herein by the undersigned stockholder. If no direction is made,
this proxy/voting instruction card will be voted FOR the election of the Board
of Directors' nominees and FOR the Ratification of the appointment of
independent auditors or, if you are a participant in the Harris Corporation
Retirement Plan, as may otherwise be provided in the plan.

                              In their discretion, the proxies are
                              authorized to vote upon such other
                              business as may properly come
                              before the meeting.

Signature(s)   Date   , 2003
            --------------------------------------   ------

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign.
When signing as attorney, executor, administrator, officer, trustee, or guardian,
please give full title as such.

- -

                           - FOLD AND DETACH HERE -

                            VOTE BY TELEPHONE

               CALL TOLL FREE ON A TOUCH-TONE TELEPHONE ANYTIME
                            1-800-435-6710

                   THERE IS NO CHARGE TO YOU FOR THIS CALL.

                       QUICK   EASY   IMMEDIATE

Your telephone vote authorizes the named proxies to vote your shares in the same
manner as if you marked, signed and returned your proxy/voting instruction card
or, if you are a participant in the Harris Corporation Retirement Plan, provides
a non-binding instruction to the Plan Trustee to vote the Harris shares held in
your account in the same manner as if you marked, signed and returned your
voting/instruction card.

You will be asked to enter a Control Number which is located in the box in the
lower right hand corner of this form.

OPTION #1: To vote as the Board of Directors recommends on ALL proposals:
           Press 1.

              WHEN ASKED, PLEASE CONFORM YOUR VOTE BY PRESSING 1.

OPTION #2: If you choose to vote on each proposal separately, press 0. You
           will hear these instructions:

Proposal 1: To vote FOR ALL nominees, press 1; to WITHHOLD FOR ALL nominees,
             press 9.

             To withhold FOR AN INDIVIDUAL nominee, press 0 and listen to the
             instructions.

Proposal 2: To vote FOR, press 1; AGAINST, press 9; ABSTAIN, press 0.

               WHEN ASKED, PLEASE CONFIRM YOUR VOTE BY PRESSING 1.

                        VOTE VIA THE INTERNET

                     HTTP://WWW.EPROXY.COM/HRS

Your Internet voting instruction authorizes the named proxies or provides the
Plan Trustee with a non-binding instruction to vote your shares in the same
manner as if you marked, signed and returned your proxy/voting instruction card.
You must enter your control number listed below. Follow the simple instructions.

     PLEASE DO NOT RETURN THE ABOVE
      PROXY/VOTING INSTRUCTION CARD
IF YOU VOTED BY PHONE OR VIA THE INTERNET.